   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2001

                                                      REGISTRATION NO. 333-
                                                                       811-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               INITIAL FILING TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                    TRUSTS REGISTERED ON FORM N-8B-2    /X/
                            ------------------------

                   MODERN WOODMEN OF AMERICA VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                           MODERN WOODMEN OF AMERICA
                              (Name of Depositor)
                            ------------------------

                                1701 1ST AVENUE
                          ROCK ISLAND, ILLINOIS 61201
                    (Address of Principal Executive Office)

                            C. ERNEST BEANE, ESQUIRE
                                1701 1ST AVENUE
                          ROCK ISLAND, ILLINOIS 61201
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

    TITLE OF SECURITIES BEING REGISTERED: FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   MODERN WOODMEN OF AMERICA VARIABLE ACCOUNT

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE
 -----------------------------------------------------------------------------
                                   PROSPECTUS

                                        , 2001

Modern Woodmen of America, a fraternal benefit society ("we," "us," "our" or the "Society"), is offering a flexible premium variable life insurance certificate (the "Certificate") described in this Prospectus. The Society designed the
Certificate: (1) to provide insurance protection to age 115; and (2) to permit a Certificate Holder ("you," or "your") to vary premium payments and adjust the death proceeds payable under the Certificate.

While the Certificate is in force, we will pay:

    - death proceeds upon the Insured's death, and

    - a Net Surrender Value upon complete surrender of or partial withdrawal from the Certificate.

You may allocate net premiums under a Certificate to one or more of the Subaccounts of Modern Woodmen of America Variable Account (the "Variable Account"). Death proceeds may, and Accumulated Value will, vary with the investment performance of the Variable Account. Each Subaccount invests exclusively in shares of the Investment Options listed below. Current prospectuses that describe the investment objectives and risks of each Investment Option must accompany or precede this Prospectus.

American Century                          Fidelity Variable Insurance Products      J.P. Morgan Series Trust II
  VP Ultra Fund                             Funds                                     Mid-Cap Value Portfolio
  VP Vista Fund                             VIP Contrafund Portfolio                  Small Company Portfolio
Dreyfus Variable Investment Funds           VIP Growth Portfolio                    Summit Pinnacle Series
  VIF Appreciation Portfolio                VIP Growth & Income Portfolio             NASDAQ-100 Index Portfolio
  VIF Disciplined Stock Portfolio           VIP High Income Portfolio                 Russell 2000 Small Cap Index Portfolio
  VIF Growth & Income Portfolio             VIP Index 500 Portfolio                   S&P MidCap 400 Index Portfolio
  VIF International Equity Portfolio        VIP Mid-Cap Portfolio                   T. Rowe Price Equity Series, Inc.
  VIF Small Cap Portfolio                   VIP Overseas Portfolio                    Equity Income Portfolio
  VIF Socially Responsible Growth         Franklin Templeton Variable Insurance       Mid-Cap Growth Portfolio
  Portfolio                                 Products Trust                            New America Growth Portfolio
EquiTrust Variable Insurance Series Fund    Franklin Small Cap Fund                   Personal Strategy Balanced Portfolio
  Blue Chip Portfolio                       Franklin Value Securities Fund          T. Rowe Price International Series, Inc.
  High Grade Bond Portfolio                 Franklin U.S. Government Fund             International Stock Portfolio
  High Yield Bond Portfolio                 Mutual Shares Securities Fund
  Managed Portfolio                         Templeton Growth Securities Fund
  Money Market Portfolio
  Value Growth Portfolio

You may also allocate net premiums to the Declared Interest Option, which is supported by our General Account. We credit amounts allocated to the Declared Interest Option with at least a 4% annual interest rate.

Please note that the Certificates and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.

We do not guarantee the amount and/or duration of insurance coverage under the Certificate. Please carefully consider replacing any existing insurance with the Certificate. The Society does not claim that investing in the Certificate is similar or comparable to investing in a mutual fund.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this Prospectus carefully and retain it for future reference.

                                        Issued By:
                                Modern Woodmen of America
                Home Office:                    Variable Product Administrative Center:
              1701 1st Avenue                                 PO Box 9284
        Rock Island, Illinois 61201                      Des Moines, Iowa 50306
                                                       Toll free: (877) 249-3692

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                   PAGE
                                                              --------------
DEFINITIONS.................................................               3
SUMMARY OF THE CERTIFICATE..................................               6
THE SOCIETY, VARIABLE ACCOUNT AND INVESTMENT OPTIONS........              11
      Modern Woodmen of America.............................              11
      The Variable Account..................................              11
      Investment Options....................................              12
      Addition, Deletion or Substitution of Investments.....              18
THE CERTIFICATE.............................................              18
      Purchasing the Certificate............................              18
      Premiums..............................................              19
      Examination of Certificate (Cancellation Privilege)...              21
      Certificate Lapse and Reinstatement...................              22
      Special Transfer Privilege............................              22
CERTIFICATE BENEFITS........................................              23
      Accumulated Value Benefits............................              23
      Transfers.............................................              26
      Loan Benefits.........................................              26
      Death Proceeds........................................              28
      Accelerated Benefits Rider............................              31
      Benefits at Maturity..................................              31
      Settlement Options....................................              32
CHARGES AND DEDUCTIONS......................................              33
      Premium Expense Charge................................              33
      Monthly Deduction.....................................              33
      Transfer Charge.......................................              35
      Partial Withdrawal Fee................................              35
      Surrender Charge......................................              35
      Variable Account Charges..............................              36
THE DECLARED INTEREST OPTION................................              36
      General Description...................................              37
      Declared Interest Option Accumulated Value............              37
      Transfers, Partial Withdrawals, Surrenders and
        Certificate Loans...................................              37
GENERAL PROVISIONS..........................................              38
      The Certificate.......................................              38
      Incontestability......................................              38
      Change of Provisions..................................              38
      Misstatement of Age or Sex............................              38
      Suicide Exclusion.....................................              38
      Annual Report.........................................              39
      Dividends.............................................              39
      Ownership of Assets...................................              39
      Written Notice........................................              39
      Postponement of Payments..............................              39
      Continuance of Insurance..............................              40
      Ownership.............................................              40
      The Beneficiary.......................................              40
      Changing the Beneficiary..............................              40
      Additional Insurance Benefits.........................              41

                                                                   PAGE
                                                              --------------
DISTRIBUTION OF THE CERTIFICATES............................              41
FEDERAL TAX MATTERS.........................................              42
      Introduction..........................................              42
      Tax Status of the Certificate.........................              42
      Tax Treatment of Certificate Benefits.................              42
      Possible Tax Law Changes..............................              44
      Taxation of the Society...............................              44
      Employment-Related Benefit Plans......................              44
ADDITIONAL INFORMATION......................................              45
FINANCIAL STATEMENTS........................................              47
      ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED
        VALUES..............................................    Appendix A-1
      DEATH BENEFIT OPTIONS.................................    Appendix B-1
      MAXIMUM SURRENDER CHARGES.............................    Appendix C-1

                The Certificate is not available in all States.

This Prospectus constitutes an offering only in those jurisdictions where such offering may lawfully be made.

The Society has not authorized any dealer, salesman or other person to give any information or make any representations in connection with this offering other than those contained in this Prospectus. Do not rely on any such other information or representations.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCUMULATED VALUE: The sum of the values of the Certificate in each subaccount of the Variable Account and the value of the Certificate in the Declared Interest Option.

ADMINISTRATIVE CENTER: The Society's administrative office located at 5400 University Avenue, West Des Moines, Iowa 50266.

ATTAINED AGE: The Insured's age on his or her last birthday on the Certificate Date plus the number of Certificate Years since the Certificate Date.

BENEFICIARY: The person or entity the Certificate Holder named in the application, or by later designation, to receive the death proceeds upon the Insured's death.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund.

CERTIFICATE: The flexible premium variable life insurance certificate we offer and describe in this Prospectus, which term includes the basic certificate, the certificate application, any supplemental applications, any endorsements or additional benefit riders or agreements, and the Articles of Incorporation and By-Laws of the Society which are in force on the issue date.

CERTIFICATE ANNIVERSARY: The same date in each Certificate Year as the Certificate Date.

CERTIFICATE DATE: The date set forth on the Certificate data page which we use to determine Certificate Years, Certificate Months and Certificate Anniversaries. The Certificate Date may, but will not always, coincide with the effective date of insurance coverage under the Certificate. (See "THE CERTIFICATE--Purchasing the Certificate.")

CERTIFICATE DEBT: The sum of all outstanding Certificate Loans and any due and unpaid loan interest.

CERTIFICATE HOLDER, YOU, YOUR: The person who controls the Certificate and who is entitled to exercise all rights and privileges provided in the Certificate. The Certificate Holder is named in the application.

CERTIFICATE LOAN: An amount the Certificate Holder borrows from the Society using the Certificate as the sole security. Interest on Certificate Loans is payable in advance (for the remainder of the Certificate Year) upon taking a Certificate Loan and upon each Certificate Anniversary thereafter (for the following Certificate Year) until the Certificate Loan is repaid.

CERTIFICATE MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

CERTIFICATE YEAR: A twelve-month period that starts on the Certificate Date or on a Certificate Anniversary.

DECLARED INTEREST OPTION: An allocation option under the Certificate funded by the Society's General Account. Certificate Holders may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. The Society credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

DUE PROOF OF DEATH: Proof of death that is satisfactory to the Society. Such proof may consist of the following:

    (a) A certified copy of the death certificate;

    (b) A certified copy of a court decree reciting a finding of death; or

    (c) Any other proof satisfactory to the Society.

FUND: An open-end, diversified management investment company or unit investment trust in which the Variable Account invests.

GENERAL ACCOUNT: The assets of the Society other than those allocated to the Variable Account or any other separate account.

GRACE PERIOD: The 61-day period beginning on the date we send notice to the Certificate Holder that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.

INSURED: The person upon whose life the Society issues a Certificate.

INVESTMENT OPTION: A Fund, or a separate investment portfolio of a Fund.

MATURITY DATE: The Insured's Attained Age 115. It is the date when the Certificate terminates and the Certificate's Accumulated Value less Certificate Debt becomes payable to the Certificate Holder or the Certificate Holder's estate.

MONTHLY DEDUCTION DAY: The same date in each month as the Certificate Date. The Society makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")

NET ACCUMULATED VALUE: The Accumulated Value of the Certificate reduced by any outstanding Certificate Debt and increased by any unearned loan interest.

NET ASSET VALUE: The total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"). After the earlier of the date we receive your signed notice that you received the Certificate or the end of the 25th day after we send you the Certificate, the Society will allocate this amount, according to the Certificate Holder's instructions, among the Subaccounts of the Variable Account and the Declared Interest Option.

NET SURRENDER VALUE: The Surrender Value minus any Certificate Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% of the amount withdrawn.

THE SOCIETY, WE, US, OUR: Modern Woodmen of America, a fraternal benefit society.

SPECIFIED AMOUNT: The minimum death benefit payable under a Certificate so long as the Certificate remains in force. The Specified Amount as of the Certificate Date is set forth on the data page in each Certificate.

SUBACCOUNT: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.

SURRENDER CHARGE: A charge we assess at the time of any surrender during the first fifteen Certificate Years and for fifteen years following an increase in Specified Amount.

SURRENDER VALUE: The Accumulated Value minus the Surrender Charge.

TARGET PREMIUM: A premium amount specified by the Society. We use this amount to calculate the premium expense charge during periods when we declare a premium expense charge less than the 7% guaranteed premium expense charge. We may declare a lower percentage of premium expense charge on premiums paid in excess of the Target Premium during a Certificate Year. We also use Target Premium to calculate registered representatives' compensation.

UNIT VALUE: The value determined by dividing each Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT: Modern Woodmen of America Variable Account, a separate investment account the Society established to receive and invest the Net Premiums paid under the Certificates.

--------------------------------------------------------------------------------

SUMMARY OF THE CERTIFICATE
--------------------------------------------------------------------------------

    The following is a summary of the Certificate's features. Please read the entire Prospectus and the Certificate for more detailed information. Unless otherwise indicated, the description of the Certificate contained in this Prospectus assumes that the Certificate is in force and that there is no outstanding Certificate Debt.

THE CERTIFICATE

    - The Certificate is a flexible premium variable life insurance certificate providing for:

         -   death proceeds payable to the Beneficiary upon the Insured's death,

         -   the accumulation of Accumulated Value,

         -   withdrawal and surrender options, and

         -   loan privileges.

    - We normally issue a Certificate for a minimum Specified Amount of $100,000, but we may issue Certificates for other Specified Amounts.

    - You have flexibility in determining the frequency and amount of premiums. (See "THE CERTIFICATE--Premiums.")

    - We do not guarantee the amount and/or duration of the life insurance coverage.

    - Accumulated Value may increase or decrease, depending upon the investment performance of the assets supporting the Certificate. You bear the investment risk of any depreciation of, and reap the benefit of any appreciation in, the value of the underlying assets.

    - If the Insured is alive and the Certificate is in force on the Maturity Date, we will pay you the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Certificate Debt.

    - You may examine and cancel the Certificate by returning it to our Administrative Center before midnight of the 30th day after you received it. We will refund you the greater of:

         -   premiums paid, or

         - the Accumulated Value on the Business Day we receive the Certificate plus any charges we deducted. (See "THE
             CERTIFICATE--Examination of Certificate (Cancellation Privilege).")

    - See "DISTRIBUTION OF THE CERTIFICATES" for information on compensation of persons selling the Certificates.

THE VARIABLE ACCOUNT

    - The Variable Account has 36 Subaccounts, each of which invests exclusively in one of the following Investment Options offered by the
        Funds:

    American Century                         VIP Index 500 Portfolio
      VP Ultra Fund                            VIP Mid-Cap Portfolio
      VP Vista Fund                            VIP Overseas Portfolio
    Dreyfus Variable Investment Funds        Franklin Templeton
      VIF Appreciation Portfolio               Franklin Small Cap
      VIF Disciplined Stock Portfolio          Franklin Value Securities
      VIF Growth & Income Portfolio            Franklin U.S. Government
      VIF International Equity Portfolio       Mutual Shares Securities Fund
      VIF Small Cap Portfolio                  Templeton Growth Securities
      VIF Socially Responsible Growth        J.P. Morgan Series Trust II
      Portfolio                                Mid-Cap Value Portfolio
    EquiTrust Variable Insurance Series        Small Company Portfolio
      Fund                                   Summit Pinnacle Series
      Blue Chip Portfolio                      S&P MidCap 400 Index Portfolio
      High Grade Bond Portfolio                NASDAQ-100 Index Portfolio
      High Yield Bond Portfolio                Russell 2000 Small Cap Index
      Managed Portfolio                        Portfolio
      Money Market Portfolio                 T. Rowe Price Equity Series, Inc.
      Value Growth Portfolio                   Equity Income Portfolio
    Fidelity Variable Insurance Products       Mid-Cap Growth Portfolio
      Funds                                    New America Growth Portfolio
      VIP Contrafund Portfolio                 Personal Strategy Balanced Portfolio
      VIP Growth Portfolio                   T. Rowe Price International Series,
      VIP Growth & Income Portfolio            Inc.
      VIP High Income Portfolio                International Stock Portfolio

    - You may instruct us to allocate Net Premiums and transfer Accumulated Values to any of the Subaccounts.

    -   We will allocate your initial Net Premium to the Declared Interest
        Option.

    - We will automatically allocate, without charge, your Accumulated Value in the Declared Interest Option according to your allocation instructions upon the earlier of:

         (1) the date we receive a signed notice that you have received the Certificate, or

         (2)  25 days after the date we send you the Certificate.

    - If we receive Net Premiums before (1) or (2) above, we will allocate those monies to the Declared Interest Option.

    - We will allocate Net Premiums received after (1) or (2) above according to your allocation instructions.

THE DECLARED INTEREST OPTION

    - You may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return (at least 4% annually). (See "THE DECLARED INTEREST OPTION.")

PREMIUMS

    -   You choose when to pay and how much to pay.

    - You must pay an initial premium that, when reduced by the premium expense charge, is enough to pay the first monthly deduction.

    - We deduct a premium expense charge from each payment. (See "CHARGES and DEDUCTIONS--Premium Expense Charge.")

CERTIFICATE BENEFITS

ACCUMULATED VALUE BENEFITS (SEE "CERTIFICATE BENEFITS--ACCUMULATED VALUE BENEFITS.")

    - Your Certificate provides for an Accumulated Value. A Certificate's Accumulated Value varies to reflect:

         -   the amount and frequency of premium payments,

         -   the investment performance of the Subaccounts,

         -   interest earned on Accumulated Value in the Declared Interest
             Option,

         -   Certificate Loans,

         -   partial withdrawals and

         -   charges we assess under the Certificate.

    - You may fully surrender your Certificate and receive the Net Surrender Value.

    - You may obtain a partial withdrawal (minimum $500) at any time before the Maturity Date.

    - A partial withdrawal or surrender may have federal income tax consequences. (See "FEDERAL TAX MATTERS".)

TRANSFERS (SEE "CERTIFICATE BENEFITS--TRANSFERS.")

    - You may transfer amounts (minimum $100) among the Subaccounts an unlimited number of times in a Certificate Year.

    - You may make one transfer per Certificate Year between the Subaccounts and the Declared Interest Option.

    - The first transfer in a Certificate Year is free. We may deduct a $25 charge from the amount transferred on subsequent transfers in that Certificate Year.

    - We do not count certain transfers for purposes of the one free transfer limit. (See "THE CERTIFICATE--Special Transfer Privilege"; and "THE CERTIFICATE--Premiums--ALLOCATING NET PREMIUMS.")

LOANS (SEE CERTIFICATE BENEFITS--"LOAN BENEFITS.")

    -   You may borrow up to 90% of the Certificate's Surrender Value.

    - We charge you a maximum annual interest rate equal to the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%.

    - We secure your loan by segregating in the Declared Interest Option an amount equal to the Certificate Loan. We credit this amount with an effective annual rate of interest equal to the greater of 4% or the current effective loan interest rate minus no more than 3%.

    - Certificate Loans may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

DEATH PROCEEDS (SEE "CERTIFICATE BENEFITS--DEATH PROCEEDS.")

    -   The Certificate contains two death benefit options:

         - Type 1--the death benefit is the greater of the Specified Amount, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Certificate.

         - Type 2--the death benefit is the greater of the sum of the Specified Amount and the Certificate's Accumulated Value, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Certificate.

    - Under either death benefit option, so long as the Certificate remains in force, the death benefit will not be less than the Specified Amount of the Certificate on the date of death.

    - To determine the death proceeds, we reduce the death benefit by any outstanding Certificate Debt and increase the death benefit by any unearned loan interest and any premiums paid after the date of death. We may pay the proceeds in a lump sum or in accordance with a settlement option.

    -   You may change the Specified Amount or the death benefit option.

CHARGES (SEE "CHARGES AND DEDUCTIONS")

PREMIUM EXPENSE CHARGE

    - We deduct a Premium Expense Charge equal to a maximum of 7% of each premium. The remaining amount is the Net Premium.

ACCUMULATED VALUE CHARGES

    - Each month, we make a monthly deduction (that varies from month to month) equal to the sum of:

         -   a cost of insurance charge,

         -   the cost of any additional insurance benefits added by rider, and

         -   a $5 Certificate expense charge.

    - During the first twelve Certificate Months and during the twelve Certificate Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge of $0.05 per $1,000 of Specified Amount or Specified Amount increase.

    - We also apply a $5 first year monthly Certificate expense charge during the first twelve Certificate Months.

    - Upon partial withdrawal from a Certificate, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn.

    - Upon surrender of a Certificate during the first fifteen Certificate years, as well as during the first fifteen Certificate years following an increase in Specifed Amount, we apply a charge per $1,000 of Specifed Amount which varies by age, sex, premium class and Certificate Year (see "APPENDIX C--Maximum Surrender Charges").

    - We may deduct a $25 charge from the amount transferred on the second and subsequent transfers in a Certificate Year.

CHARGES AGAINST THE VARIABLE ACCOUNT

    - We deduct a daily mortality and expense risk charge from the average daily net assets of each Subaccount. The charge currently equals an effective annual rate of .90%.

    - We may assess a charge against the Variable Account for federal income taxes that may be attributable to the Variable Account.

    - Because the Variable Account purchases shares of the Investment Options, the value of the average net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The following table indicates the Investment Options' fees and expenses (after waivers or reimbursements) for the year ended December 31, 2000.

                                                     ADVISORY    OTHER      12B-1        TOTAL
INVESTMENT OPTION                                      FEE      EXPENSES     FEES      EXPENSES
American Century
  VP Ultra Fund(1)
  VP Vista Fund(1)
Dreyfus Variable Investment Funds
  VIF Appreciation Portfolio -- Initial Share Class    0.75%      0.03%      0.00%       0.78%
  VIF Disciplined Stock Portfolio -- Initial Share
  Class                                                0.75%      0.06%      0.00%       0.81%
  VIF Growth & Income Portfolio -- Initial Share
  Class                                                0.75%      0.03%      0.00%       0.78%
  VIF International Equity Portfolio -- Initial
  Share Class                                          0.75%      0.24%      0.00%       0.99%
  VIF Small Cap Portfolio -- Initial Share Class       0.75%      0.03%      0.00%       0.78%
  VIF Socially Responsible Growth Portfolio --
  Service Share Class                                  0.75%      0.03%      0.25%       1.03%
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                  0.20%      0.07%      0.00%       0.27%
  High Grade Bond Portfolio                            0.30%      0.15%      0.00%       0.45%
  High Yield Bond Portfolio                            0.45%      0.14%      0.00%       0.59%
  Managed Portfolio                                    0.45%      0.11%      0.00%       0.56%
  Money Market Portfolio                               0.25%      0.25%      0.00%       0.50%
  Value Growth Portfolio                               0.45%      0.12%      0.00%       0.57%
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                             0.57%      0.09%      0.00%       0.66%(2)
  VIP Growth & Income Portfolio                        0.53%      0.05%      0.00%       0.58%(2)
  VIP Growth Portfolio                                 0.57%      0.08%      0.00%       0.65%(2)
  VIP High Income Portfolio                            0.58%      0.18%      0.25%       1.01%
  VIP Index 500 Portfolio                              0.24%      0.04%      0.00%       0.28%(3)
  VIP MidCap Portfolio                                 0.57%      0.17%      0.25%       0.99%
  VIP Overseas Portfolio                               0.72%      0.17%      0.00%       0.89%(2)

                                                     ADVISORY    OTHER      12B-1        TOTAL
INVESTMENT OPTION                                      FEE      EXPENSES     FEES      EXPENSES
Franklin Templeton
  Franklin Small Cap Fund -- Class 2                   0.49%      0.28%      0.25%       1.02%(5)
  Franklin Value Securities Fund -- Class 2            0.58%      0.26%      0.25%       1.09%(5)
  Franklin U.S. Government Fund -- Class 2             0.51%      0.01%      0.25%       0.77%(6)
  Mutual Shares Securities Fund -- Class 2             0.60%      0.20%      0.25%       1.05%
  Templeton Growth Securities Fund -- Class 2          0.81%      0.06%      0.25%       1.12%(6)
J.P. Morgan Series Trust II
  Mid-Cap Value Portfolio(4)
  Small Company Portfolio                              0.60%      0.55%      0.00%       1.15%(7)
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                           0.35%      0.29%      0.00%       0.64%(8)(9)
  Russell 2000 Small Cap Index Portfolio               0.35%      0.39%      0.00%       0.74%(8)(9)
  S&P MidCap 400 Index Portfolio                       0.30%      0.30%      0.00%       0.60%(8)
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                              0.85%      0.00%      0.00%       0.85%(10)
  Mid-Cap Growth Portfolio                             0.85%      0.00%      0.00%       0.85%(10)
  New America Growth Portfolio                         0.85%      0.00%      0.00%       0.85%(10)
  Personal Strategy Balanced Portfolio                 0.90%      0.00%      0.00%       0.90%(10)
T. Rowe Price International Series, Inc.
  International Stock Portfolio                        1.05%      0.00%      0.00%       1.05%(10)

(1) The Fund's inception date was May 1, 2001; therefore, no expense information is available for the 2000 fiscal year.

(2) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

(3) The Fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed 0.28%. Absent this reimbursement, the total annual class operating expenses were 0.33%. This arrangement may be discontinued by the Fund's manager at any time.

(4) The Fund's inception date was September 30, 2001; therefore, no expense information is available for the 2000 fiscal year.

(5) The Portfolio's manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Portfolio's investment in a Franklin Templeton money fund. This reduction is required by the Board and an order of the SEC. Absent this reduction, the total Investment Option operating expenses presented in the preceding table would have been: Small Cap 1.06% and Value Securities 1.11%, .

(6) The Portfolio's administration fee is paid indirectly through the management fee.

(7) Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan, has voluntarily agreed to reimburse certain expenses if they exceed a certain level. Absent this reimbursement, the total annual operating expenses would have been 1.32%.

(8) Total expenses in excess of 0.75% for the Russell 2000 Small Cap Index Portfolio, in excess of 0.65% for the NASDAQ-100 Index Portfolio and in excess of 0.60% for the S&P MidCap 400 Index Portfolio are paid by the Fund's adviser.

(9) The NASDAQ-100 Index and Russell 2000 Small Cap Index Portfolios commenced operations on April 27, 2000; therefore, the total operating expense figures are annualized.

(10) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and other operating costs.

TAX TREATMENT (SEE "FEDERAL TAX MATTERS")

    - If we issue a Certificate on the basis of a standard premium class, we believe that the Certificate should qualify as a life insurance contract for federal income tax purposes.

    - If we issue a Certificate on a substandard basis, it is not clear whether or not the Certificate would qualify as a life insurance contract for federal income tax purposes.

    - If a Certificate qualifies as a life insurance contract for federal income tax purposes, the Accumulated Value under a Certificate should be subject to the same federal income tax treatment as cash value under a conventional fixed-benefit Certificate--the Certificate Holder is generally not deemed to be in constructive receipt of Accumulated Values under a Certificate until there is a distribution from the Certificate.

    - If a Certificate qualifies as a life insurance contract for federal income tax purposes, the death benefit payable should be excludable from the gross income of the Beneficiary.

--------------------------------------------------------------------------------

THE SOCIETY, VARIABLE ACCOUNT AND INVESTMENT OPTIONS
--------------------------------------------------------------------------------

MODERN WOODMEN OF AMERICA

    The Society was incorporated on May 5, 1884 as a fraternal benefit society in the State of Illinois and is principally engaged in the offering of life insurance and annuity certificates to its members and their beneficiaries. We are admitted to do business in 47 states and the District of Columbia:
    Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

    It is the Society's objective and purpose to bring together persons of exemplary habits and good moral character into a fraternal benefit society and to provide social, intellectual, moral and physical improvement of its members; to promote fraternal relationships and foster acts of fraternity, charity and benevolence by and among its members; to provide opportunities for service to others and community; to encourage and strengthen the concept of the conventional and traditional family unit and to assist its members in living in harmony with their environment.
--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

    We established the Variable Account as a separate account on March 30, 2001. The Variable Account receives and invests the Net Premiums under the Certificate, and may receive and invest net premiums for any other variable life insurance certificates we issue.

    The Variable Account's assets are our property, and they are available to cover our general liabilities only to the extent that the Variable Account's assets exceed its liabilities arising under the Certificates and any other certificates it supports. The portion of the Variable Account's assets attributable to the Certificates generally are not chargeable with liabilities arising out of any other business that we may conduct. We may transfer to the General Account any Variable Account assets which are in excess of such reserves and other Certificate liabilities.

    The Variable Account currently has 36 Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to, or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

    We registered the Variable Account as a unit investment trust under the Investment Company Act of 1940. Registration with the Securities and Exchange Commission does not mean that the Commission supervises the management or investment practices or policies of the Variable Account or the Society. The Variable Account is also subject to the laws of the State of Illinois which regulate the operations of insurers domiciled in Illinois.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    The Variable Account invests in shares of the Investment Options described below. Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.

    The paragraphs below summarize each Investment Option's investment objectives and policies. There is no assurance that any Investment Option will achieve its stated objectives. Please refer to the prospectus for each Investment Option for more detailed information, including a description of risks, for each Investment Option. The Investment Option prospectuses must accompany or precede this Prospectus and you should read them carefully and retain them for future reference.

AMERICAN CENTURY. American Century Investment Management, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
VP Ultra Fund                          -  This Portfolio seeks long-term capital growth. The
                                          Portfolio pursues this objective by investing in common
                                          stocks of large companies with earnings and revenue that
                                          are not only growing, but growing at a successively
                                          faster, or accelerating pace.
VP Vista Fund                          -  This Portfolio seeks long-term capital growth. The
                                          Portfolio pursues this objective by investing in common
                                          stocks of medium-sized and smaller companies which will
                                          increase in value over time.

DREYFUS VARIABLE INVESTMENT FUND. The Dreyfus Corporation serves as the investment adviser to the Fund. Fayez Sarofim and Co. serves as the investment sub-adviser to the Dreyfus Variable Investment Fund: Appreciation Portfolio. The following Fund portfolios are available under the Certificate.

PORTFOLIO                              INVESTMENT OBJECTIVE
Dreyfus Variable Investment Fund:      -  This Portfolio primarily seeks long-term capital growth,
Appreciation Portfolio--Initial Share     consistent with the preservation of capital; current
Class                                     income is a secondary investment objective. This
                                          Portfolio invests primarily in the common stocks focusing
                                          on blue chip companies with total market values of more
                                          than $5 billion at the time of purchase.

PORTFOLIO                              INVESTMENT OBJECTIVE
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide investment returns
Disciplined Stock Portfolio--Initial      (consists of capital appreciation and income) that are
Share Class                               greater than the total return of stocks, as represented
                                          by the Standard & Poor's 500 Composite Stock Price Index.
                                          The Portfolio invests in a blended portfolio of growth
                                          and value stocks chosen through a disciplined investment
                                          process.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide long-term capital growth,
Growth and Income Portfolio--Initial      current income and growth of income, consistent with
Share Class                               reasonable investment risk by investing primarily in
                                          stocks, bonds and money market instruments of domestic
                                          and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to maximize capital growth through
International Equity                      investments in stocks of foreign companies located in
Portfolio--Initial Share Class            developed countries.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks maximum capital appreciation by
Small Cap Portfolio--Initial Share        investing primarily in small cap companies with total
Class                                     market values of less than $2 billion at the time of
                                          purchase. The Portfolio will be particularly alert to
                                          companies considered by the adviser to be emerging
                                          smaller-sized companies which are believed to be
                                          characterized by new or innovative products, services or
                                          processes which should enhance prospects for growth in
                                          future earnings.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide capital growth; current
Socially Responsible Growth               income is a secondary goal. This Portfolio invests
Portfolio--Service Share Class            primarily in the common stocks of companies that meet
                                          traditional investment standards and conduct their
                                          business in a manner that contributes to the enhancement
                                          of the quality of life in America.

EQUITRUST VARIABLE INSURANCE SERIES FUND. EquiTrust Investment Management Services, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income. The
                                          Portfolio pursues this objective by investing primarily
                                          in common stocks of well-capitalized, established
                                          companies.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with an investment in a diversified
                                          portfolio of high grade income-bearing debt securities.
                                          The Portfolio will pursue this objective by investing
                                          primarily in debt securities rated AAA, AA or A by
                                          Standard & Poor's or Aaa, Aa or A by Moody's Investors
                                          Service, Inc. and in securities issued or guaranteed by
                                          the United States government or its agencies or
                                          instrumentalities.

PORTFOLIO                              INVESTMENT OBJECTIVE
High Yield Bond Portfolio              -  This Portfolio seeks as a primary objective, as high a
                                          level of current income as is consistent with investment
                                          in a diversified portfolio of lower-rated,
                                          higher-yielding income-bearing securities. As a secondary
                                          objective, the Portfolio seeks capital appreciation when
                                          consistent with its primary objective. The Portfolio
                                          pursues these objectives by investing primarily in
                                          fixed-income securities rated Baa or lower by Moody's
                                          Investors Service, Inc. and/or BBB or lower by
                                          Standard & Poor's, or in unrated securities of comparable
                                          quality (i.e., junk bonds). AN INVESTMENT IN THIS
                                          PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL
                                          RISK. (See the Fund Prospectus "HIGHER RISK SECURITIES
                                          AND INVESTMENT STRATEGIES--Lower-Rated Debt Securities.")
Managed Portfolio                      -  This Portfolio seeks the highest level of total return
                                          through income and capital appreciation. The Portfolio
                                          pursues this objective through a fully managed investment
                                          policy consisting of investment in the following three
                                          market sectors: (i) common stocks and other equity
                                          securities; (ii) high grade debt securities and preferred
                                          stocks of the type in which the High Grade Bond Portfolio
                                          may invest; and (iii) money market instruments of the
                                          type in which the Money Market Portfolio may invest.
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. The Portfolio
                                          will pursue this objective by investing in high quality
                                          short-term money market instruments. AN INVESTMENT IN THE
                                          MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED
                                          BY THE F.D.I.C. OR ANY GOVERNMENT AGENCY. THERE CAN BE NO
                                          ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A
                                          STABLE NET ASSET VALUE OF $1.00 PER SHARE.
Value Growth Portfolio                 -  This Portfolio seeks long-term capital appreciation. The
                                          Portfolio pursues this objective by investing primarily
                                          in equity securities of companies that the investment
                                          adviser believes have a potential to earn a high return
                                          on capital and/or in equity securities that the
                                          investment adviser believes are undervalued by the
                                          marketplace. Such equity securities may include common
                                          stock, preferred stock and securities convertible or
                                          exchangeable into common stock.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Funds. Bankers Trust Company serves as investment sub-adviser to the Index 500 Portfolio. The following portfolios are available under the Certificate.

PORTFOLIO                              INVESTMENT OBJECTIVE
Fidelity VIP                           -  This Portfolio seeks capital appreciation by investing in
Contrafund-Registered Trademark-          securities of companies whose value the adviser believes
Portfolio                                 is not fully recognized by the public. The Portfolio
                                          normally invests primarily in common stocks and
                                          securities convertible into common stock, but it has the
                                          flexibility to invest in other types of securities.

PORTFOLIO                              INVESTMENT OBJECTIVE
Fidelity VIP Growth Portfolio          -  This Portfolio seeks capital appreciation by investing
                                          primarily in common stocks. The Portfolio, however, is
                                          not restricted to any one type of security and may pursue
                                          capital appreciation through the purchase of bonds and
                                          preferred stocks. The Portfolio does not place any
                                          emphasis on dividend income from its investments, except
                                          when the adviser believes this income will have a
                                          favorable influence on the market value of the security.
                                          Growth may be measured by factors such as earnings or
                                          gross sales.
Fidelity VIP Growth & Income           -  This Portfolio seeks high total return through a
Portfolio                                 combination of current income and capital appreciation by
                                          investing mainly in equity securities. The Portfolio
                                          expects to invest the majority of its assets in domestic
                                          and foreign equity securities, with a focus on those that
                                          pay current dividends and show potential earnings growth.
                                          However, the Portfolio may buy debt securities as well as
                                          equity securities that are not currently paying
                                          dividends, but offer prospects for capital appreciation
                                          or future income.
Fidelity VIP High Income Portfolio     -  This Portfolio seeks a high level of current income,
                                          while also considering growth of capital. The Portfolio
                                          normally invests at least 65% of its total assets in
                                          income-producing debt securities, preferred stocks and
                                          convertible securities, with an emphasis on lower-quality
                                          debt securities.
Fidelity VIP Index 500 Portfolio       -  This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common
                                          stocks publicly traded in the United States. To achieve
                                          this objective, the Portfolio attempts to duplicate the
                                          composition and total return of the S&P 500.
Fidelity VIP Mid Cap Portfolio         -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in common stocks. The Portfolio
                                          normally invests at least 65% of its total assets in
                                          securities of companies with medium market
                                          capitalizations.
Fidelity VIP Overseas Portfolio        -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in foreign securities. The Portfolio
                                          defines foreign securities as securities of issuers whose
                                          principal activities are located outside the United
                                          States. Normally, at least 65% of the Portfolio's total
                                          assets will be invested in foreign securities. The
                                          Portfolio may also invest in U.S. issuers.

FRANKLIN TEMPLETON. Franklin Advisers, Inc. serves as the investment adviser to the Franklin Small Cap and U.S. Government Funds; Franklin Advisory Services, LLC serves as the investment adviser to the Value Securities Fund; Franklin Mutual Advisers, LLC serves as the investment adviser to the Mutual Shares Securities Fund; and Templeton Global Advisors Limited serves as the investment adviser to the Growth Securities Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Franklin Small Cap Fund                -  This Fund seeks long-term capital growth by investing
                                          primarily in common stocks of small capitalization U.S.
                                          companies. The Fund may invest substantially in the
                                          technology sector (including electronic technology,
                                          technology services and health technology.)
Franklin U.S. Government Fund          -  This Fund seeks income by investing primarily in fixed
                                          and variable rate mortgage-backed U.S. government
                                          securities. The Fund currently invests a substantial
                                          portion of its assets in Government National Mortgage
                                          Association obligations.

PORTFOLIO                              INVESTMENT OBJECTIVE
Franklin Value Securities Fund         -  This Fund primarily seeks long-term total return; income is a secondary objective. This Fund invests primarily in
                                          the common stocks of companies the adviser believes are
                                          undervalued (selling substantially below the underlying
                                          value of their assets or their private market value).
Mutual Shares Securities Fund          -  This Fund primarily seeks capital appreciation; income is a secondary objective. The Fund invests primarily in
                                          common stocks of companies the adviser believes are
                                          undervalued, or in companies that are restructuring or
                                          distressed.
Templeton Growth Securities Fund       -  This Fund seeks long-term capital growth by investing
                                          primarily in a globally diversified portfolio of common
                                          stocks. While there are no set percentage targets, the
                                          Fund generally invests in medium to large capitalization
                                          companies with market capitalization values greater than
                                          $2 billion.

J.P. MORGAN SERIES TRUST II. J.P. Morgan Investment Management, Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE
Mid-Cap Value Portfolio                -
Small Company Portfolio                -  This Portfolio seeks to provide high total return by
                                          investing in stocks of small- and medium-sized U.S.
                                          companies with a market capitalization greater than $100
                                          million and less than $2 billion, typically represented
                                          by the Russell 2000 Index.

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC. Summit Investment Partners, Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE
S&P MidCap 400 Index Portfolio         -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as
                                          represented by the S&P MidCap 400 Index. This Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the S&P MidCap 400 Index.
NASDAQ-100 Index Portfolio             -  This Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as
                                          represented by the NASDAQ-100 Index. This Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the NASDAQ-100 Index.
Russell 2000 Small Cap Index           -  This Portfolio seeks investment results that correspond
Portfolio                                 to the investment performance of U.S. common stocks, as
                                          represented by the Russell 2000 Index. This Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the Russell 2000 Index.

T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Equity Income Portfolio                -  This Portfolio seeks to provide substantial dividend
                                          income and long-term capital appreciation by investing
                                          primarily in established companies considered by the
                                          adviser to have favorable prospects for both increasing
                                          dividends and capital appreciation.
Mid-Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap stocks
                                          with the potential for above-average earnings growth. The
                                          investment adviser defines mid-cap companies as those
                                          whose market capitalization falls within the range of
                                          companies in the Standard & Poor's Mid-Cap 400 Index.
New America Growth Portfolio           -  This Portfolio seeks growth of capital by investing
                                          primarily in the common stocks of companies operating in
                                          sectors the investment adviser believes will be the
                                          fastest growing in the U.S. Fast-growing companies can be
                                          found across an array of industries in today's "new
                                          America".
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income. The Portfolio pursues its objective by
                                          investing in a diversified portfolio typically consisting
                                          of approximately 60% stocks, 30% bonds and 10% money
                                          market securities.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.

    The Funds currently sell shares: (1) to the Variable Account as well as to separate accounts of insurance companies that are not affiliated with the Society; and (2) to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. We currently do not foresee any disadvantage to Certificate Holders arising from the sale of shares to support variable life insurance policies and variable annuity contracts, or from shares being sold to separate accounts of insurance companies that are not affiliated with the Society. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to those events or conflicts. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Certificate Holders, we will take appropriate action on our own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive different amounts of compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s).

    Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in our judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, we reserve the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. We may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to your interest in a Subaccount without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law.

    In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in these and other certificates as may be necessary or appropriate to reflect such substitution or change. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of certificates, or from permitting a conversion between series or classes of certificates on the basis of requests made by Certificate Holders.

    We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option, with a specified investment objective. We may limit the availability of any new Investment Option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant, and we may make any new subaccounts available to existing Certificate Holders on a basis we determine. Subject to obtaining any approvals or consents required by applicable law, we may transfer the assets of one or more Subaccounts to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in our sole discretion, marketing, tax or investment conditions warrant.

    If we deem it to be in the best interests of persons having voting rights with regard to the Subaccounts under the Certificates, we may

         - operate the Variable Account as a management company under the Investment Company Act of 1940,

         - deregister the Variable Account under that Act in the event such registration is no longer required, or,

         - subject to obtaining any approvals or consents required by applicable law, combine the Variable Account with other separate accounts.

    To the extent permitted by applicable law, we may also transfer the Variable Account's assets associated with the Certificates to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Certificate Holders or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")

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THE CERTIFICATE
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PURCHASING THE CERTIFICATE

    In order to issue a Certificate, we must receive a completed application, including payment of the initial premium, at our Administrative Center. We ordinarily will issue a Certificate only for Insureds who are 0 to 80 years of age at their last birthday and who supply satisfactory evidence of insurability to the Society. Acceptance is subject to our underwriting rules and we may, in our sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which

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    we will issue a Certificate is normally $100,000, although we may, in our discretion, issue Certificates with Specified Amounts less than $100,000.

    The effective date of insurance coverage under the Certificate will be the latest of:

        -   the Certificate Date,

        - the date the Insured signs the last of any amendments to the initial application required by our underwriting rules, or

        - the date when we receive the full initial premium at our Administrative Center.

    The Certificate Date will be the later of:

             (1)  the date of the initial application, or

             (2) the date we receive any additional information at our Administrative Center if our underwriting rules required additional medical or other information.

    If the later of (1) or (2) above is the 29th, 30th or 31st of any month, the Certificate Date will be the 28th of such month. We use the Certificate Date to determine Certificate Years, Certificate Months and Certificate Anniversaries. The Certificate Date may, but will not always, coincide with the effective date of insurance coverage under the Certificate.
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PREMIUMS

    Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums.

    PREMIUM FLEXIBILITY. We do not require you to pay premiums in accordance with a rigid and inflexible premium schedule. We require you to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Certificate Month. Thereafter, subject to the minimum and maximum premium limitations described below, you may also make unscheduled premium payments at any time prior to the Maturity Date.

    PLANNED PERIODIC PREMIUMS. You determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. We may, at our discretion, permit you to make planned periodic premium payments on a monthly basis. We ordinarily will send you periodic reminder notices for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of your Certificate. (See "FEDERAL TAX MATTERS.")

    You are not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, you have considerable flexibility to alter the amount, frequency and the time period over which you pay planned periodic premiums; however, we must consent to any planned periodic payment less than $100. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Paying a planned periodic premium will not guarantee that your Certificate remains in force. Even if you do pay planned periodic premiums, the Certificate will nevertheless lapse if, during the first three Certificate Years, Net Accumulated Value or, after three Certificate Years, Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE CERTIFICATE--Certificate Lapse and Reinstatement--LAPSE"). However, your Certificate will not lapse if you selected the optional Death Benefit Guarantee Rider and you have paid sufficient premiums to meet the cumulative death benefit guarantee premium requirement on each Monthly Deduction Day.

    DEATH BENEFIT GUARANTEE PREMIUMS. If you selected the optional Death Benefit Guarantee Rider, your Certificate's data page will show a "Death Benefit Guarantee Monthly Premium." On each Monthly Deduction Day, we will compare the cumulative actual premiums you have paid with the cumulative death benefit guarantee monthly premiums to see if the death benefit guarantee provision will prevent your Certificate from lapsing. If you meet the death benefit guarantee premium requirement, then the Certificate will not enter a grace period even if its Net Surrender Value is not enough to cover the monthly deduction due. The death benefit guarantee premium requirement is met when (a) is equal to or greater than (b) where:

             (a) is the sum of all premiums paid on the Certificate (accumulated from the date of payment at the prepayment interest rate shown on the Certificate data page), less the sum of all partial withdrawals (accumulated from the date of each withdrawal at the prepayment interest rate), and less any Certificate Loans and unpaid loan interest; and

             (b) is the sum of the death benefit guarantee monthly premiums since the Certificate Date accumulated at the prepayment interest rate assuming that the premiums are paid on each Monthly Deduction Day.

    Your Certificate must satisfy the death benefit guarantee premium test on each Monthly Deduction Day to keep this rider in effect.

      FOR EXAMPLE: Your Certificate was issued 45 months ago and you have paid $5,000 in premiums. No Certificate Loans or partial withdrawals have been taken and you have made no Certificate changes. Your death benefit guarantee monthly premium is $100. Assuming the prepayment interest rate is zero, the cumulative death benefit guarantee premium requirement as of the 45th Monthly Deduction Day is $4,500 ($100 X 45 months).

      In this example, the death benefit guarantee premium requirement is satisfied because the amount of premiums paid ($5,000) is greater than the death benefit guarantee premium requirement ($4,500).

      However, assuming you had requested a partial withdrawal of $1,000, the death benefit guarantee premium requirement would no longer be satisfied because the amount of premiums paid less the partial withdrawal ($4,000) is now less than the death benefit guarantee premium requirement ($4,500). In order to maintain this rider, you must pay an additional premium of $500 within 61 days after we notify you of the need for additional premium.

    The amount of the death benefit guarantee monthly premium is determined when we issue a Certificate, and it depends upon the age and other insurance risk characteristics of the Insured, as well as the amount of coverage and additional features you select. The death benefit guarantee monthly premium will change if you alter either the Certificate's Specified Amount or death benefit options, add or delete a Certificate rider, or change premium classes. We will send you a new Certificate data page reflecting any change in the death benefit guarantee premium.

    UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, we may, in our discretion, waive this minimum requirement. We reserve the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Certificate, changes in the Specified Amount may affect this limitation. If at any time you pay a premium that would result in total premiums exceeding the applicable maximum premium limitation, we will accept only that portion of the premium which will make total premiums equal the maximum. We will return any part of the premium in excess of that amount and we will not accept further premiums until allowed by the applicable maximum premium limitation.

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    PAYMENT OF PREMIUMS. We will treat any payments you make first as payment of any outstanding Certificate Debt unless you indicate that the payment should be treated otherwise. Where you make no indication, we will treat any portion of a payment that exceeds the amount of any outstanding Certificate Debt as a premium payment.

    NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

    ALLOCATING NET PREMIUMS. In your application for a Certificate, you can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. We will allocate Net Premiums to the Declared Interest Option if we receive them either

             (1) before the date we obtain a signed notice from you that you have received the Certificate, or

             (2) before the end of 25 days after the date we send you the Certificate.

    Upon the earlier of (1) or (2) above, we will automatically allocate the Accumulated Value in the Declared Interest Option, without charge, among the Subaccounts and Declared Interest Option in accordance with your allocation instructions.

    We allocate Net Premiums received on or after (1) or (2) above in accordance with your instructions, to the Variable Account, the Declared Interest Option, or both. You do not waive your cancellation privilege by sending us the signed notice of receipt of the Certificate (see "THE CERTIFICATE-- Examination of Certificate (Cancellation Privilege)").

    The following additional rules apply to Net Premium allocations:

        - You must allocate at least 10% of each premium to any Subaccount of the Variable Account or to the Declared Interest Option.

        - Your allocation percentages must be in whole numbers (we do not permit fractional percentages).

        - You may change the allocation percentages for future Net Premiums without charge, at any time while the Certificate is in force, by providing us with a written notice signed by you on a form we accept. The change will take effect on the date we receive the written notice at our Administrative Center and will have no effect on prior cash values.
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EXAMINATION OF CERTIFICATE (CANCELLATION PRIVILEGE)

    You may cancel the Certificate by delivering or mailing written notice or sending a facsimile and returning the Certificate to us at our Administrative Center before midnight of the 30th day after you receive the Certificate. Notice given by mail and return of the Certificate by mail are effective on being postmarked, properly addressed and postage prepaid.

    We will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Certificate at our Administrative Center, an amount equal to the greater of premiums paid or the sum of:

        - the Accumulated Value on the Business Day on or next following the date we receive the Certificate at our Administrative Center;

        -   any premium expense charges we deducted;

        - monthly deductions made on the Certificate Date and any Monthly Deduction Day; and

        -   amounts approximating the daily charges against the Variable
            Account.

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CERTIFICATE LAPSE AND REINSTATEMENT

    LAPSE. Your Certificate may lapse (terminate without value) during the first three Certificate Years if the Net Accumulated Value, or after three Certificate Years if the Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") AND a Grace Period expires without a sufficient payment. However, the Certificate will not lapse if you selected the optional Death Benefit Guarantee Rider and you have paid sufficient premiums to meet the cumulative death benefit guarantee monthly premium requirement on each Monthly Deduction Day. (See "THE CERTIFICATE -- Premiums -- DEATH BENEFIT GUARANTEE PREMIUMS.") Insurance coverage will continue during the Grace Period, but we will deem the Certificate to have no Net Surrender Value for purposes of Certificate Loans and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

    A Grace Period of 61 days will commence on the date we send you a notice of any insufficiency, at which time the Accumulated Value in each Subaccount will be automatically transferred without charge to the Declared Interest Option.

    To avoid lapse and termination of the Certificate without value, we must receive from you during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). If your Certificate enters a Grace Period, the amount transferred to the Declared Interest Option will remain there unless and until you provide us with allocation instructions.

    REINSTATEMENT. Prior to the Maturity Date, you may reinstate a lapsed Certificate at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. You must submit the following items to us:

        - A written application for reinstatement signed by the Certificate Holder and the Insured;

        -   Evidence of insurability we deem satisfactory;

        - A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Certificate in force for three months; and

        - An amount equal to the monthly cost of insurance for the two Certificate Months prior to lapse.

    State law may limit the premium to be paid on reinstatement to an amount less than that described. To the extent that we did not deduct the first year monthly administrative charge for a total of twelve Certificate Months prior to lapse, we will continue to deduct such charge following reinstatement of the Certificate until we have assessed such charge, both before and after the lapse, for a total of 12 Certificate Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") We will not reinstate a Certificate surrendered for its Net Surrender Value. The lapse of a Certificate with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS.")

    The effective date of the reinstated Certificate will be the Monthly Deduction Day coinciding with or next following the date we approve the application for reinstatement. Upon reinstatement of your Certificate, the amount tranferred to the Declared Interest Option during the Grace Period will remain there unless and until you provide us with allocation instructions.
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SPECIAL TRANSFER PRIVILEGE

    You may, at any time prior to the Maturity Date while the Certificate is in force, operate the Certificate as a flexible premium fixed-benefit life insurance certificate by requesting that we transfer all of the Accumulated Value in the Variable Account to the Declared Interest Option. You may

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    exercise this special transfer privilege once each Certificate Year. Once you exercise the special transfer privilege, we automatically will credit all future premium payments to the Declared Interest Option, until you request a change in allocation to convert the Certificate back to a flexible premium variable life insurance certificate. The Society will not impose any charge for transfers resulting from the exercise of the special transfer privilege.

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CERTIFICATE BENEFITS
--------------------------------------------------------------------------------

    While a Certificate is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, you may at any time obtain all or a portion of the Net Surrender Value by surrendering or taking a partial withdrawal from the Certificate. (See "CERTIFICATE BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, you have certain loan privileges under the Certificates. (See "CERTIFICATE BENEFITS--Loan Benefits--CERTIFICATE LOANS.") The Certificate also provides for the payment of death proceeds upon the death of the Insured under one of two death benefit options selected by you (see "CERTIFICATE BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Certificate (see "CERTIFICATE BENEFITS--Benefits at Maturity").
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ACCUMULATED VALUE BENEFITS

    SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Certificate is in force, you may surrender the Certificate or make a partial withdrawal by sending a written request to the Society at our Administrative Center. A Surrender Charge will apply to any surrender during the first fifteen Certificate Years, as well as during the first fifteen years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn will be payable upon each partial withdrawal. (See "CHARGES AND DEDUCTIONS--Surrender Charge, and --Partial Withdrawal Fee"). We ordinarily mail surrender and withdrawal proceeds to the Certificate Holder within seven days after we receive a signed request at our Administrative Center, although we may postpone payments under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    SURRENDERS. The amount payable upon surrender of the Certificate is the Net Surrender Value at the end of the Valuation Period when we receive the request. We may pay this amount in a lump sum or under one of the payment options specified in the Certificate, as requested by the Certificate Holder. (See "CERTIFICATE BENEFITS--Settlement Options"). If you surrender the entire Certificate, all insurance in force will terminate and you cannot reinstate the Certificate. See "FEDERAL TAX MATTERS" for a discussion of the tax consequences associated with surrenders.

    PARTIAL WITHDRAWALS. You may obtain a portion of the Certificate's Net Surrender Value upon partial withdrawal of the Certificate.

        -   A partial withdrawal must be at least $500.

        - A partial withdrawal cannot exceed the lesser of (1) the Net Surrender Value less $500 or (2) 90% of the Net Surrender Value.

    We deduct the Partial Withdrawal Fee from the remaining Accumulated Value. You may request that we pay the proceeds of a partial withdrawal in a lump sum or under one of the settlement options specified in the Certificate. (See "CERTIFICATE BENEFITS--Settlement Options").

    We will allocate a partial withdrawal (together with the Partial Withdrawal
    Fee) among the Subaccounts and the Declared Interest Option in accordance with your written instructions. If we do not receive any such instructions with the request for partial withdrawal, we will allocate the partial withdrawal among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Certificate Debt, bears to the total Accumulated Value, reduced by any outstanding Certificate Debt, on the date we receive the request at our Administrative Center.

    Partial withdrawals will affect both the Certificate's Accumulated Value and the death proceeds payable under the Certificate. (See "CERTIFICATE BENEFITS--Death Proceeds.")

        - The Certificate's Accumulated Value will be reduced by the amount of the partial withdrawal.

        - If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Certificate, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect.

        - If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal.

    If Type 1 is in effect at the time of withdrawal, the partial withdrawal will reduce the Certificate's Specified Amount by the amount of Accumulated Value withdrawn. If Type 2 is in effect at the time of the withdrawal, there will be no effect on Specified Amount. (See "CERTIFICATE BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Certificate in effect on the date of the partial withdrawal, as published by the Society. As a result, we will not process any partial withdrawal that would reduce the Specified Amount below this minimum.

    If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawal, see "FEDERAL TAX MATTERS."

    NET ACCUMULATED VALUE. Net Accumulated Value equals the Certificate's Accumulated Value reduced by any outstanding Certificate Debt and increased by any unearned loan interest.

    CALCULATING ACCUMULATED VALUE. The Certificate provides for the accumulation of Accumulated Value. The Accumulated Value of the Certificate is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Certificate Debt. We determine Accumulated Value on each Business Day, and there is no guaranteed minimum Accumulated Value.

        -   Accumulated Value will reflect a number of factors, including

             -   premiums paid,

             -   partial withdrawals,

             -   Certificate Loans,

             -   charges assessed in connection with the Certificate,

             - interest earned on the Accumulated Value in the Declared Interest Option, and

             - investment performance of the Subaccounts to which the Accumulated Value is allocated.

    As of the Certificate Date, the Accumulated Value equals the initial Net Premium less the monthly deduction made on the Certificate Date.

    On the Business Day coinciding with or immediately following the earlier of the date we receive notice that you have received the Certificate, or 25 days after the date we send you the Certificate, we will automatically transfer the Accumulated Value (all of which is in the Declared Interest Option) among the Subaccounts and the Declared Interest Option in accordance with your

                                       24
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    percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

        - The total Subaccount units represented by the Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

        - Any Net Premiums received during the current Valuation Period which are allocated to the Subaccount; PLUS

        - All Accumulated Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

        - All Accumulated Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Certificate Debt; MINUS

        - All partial withdrawals (and any portion of the Surrender Charge) from the Subaccount during the current Valuation Period; MINUS

        - The portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Certificate Month following the Monthly Deduction Day.

    The Certificate's total Accumulated Value in the Variable Account equals the sum of the Certificate's Accumulated Value in each Subaccount.

    UNIT VALUE. Each Subaccount has a Unit Value. When you allocate Net Premiums or transfer other amounts into a Subaccount, we purchase a number of units based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation or transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Certificate's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

    For each Subaccount, we initially set the Unit Value at $10 when the Subaccount first purchased shares of the designated Investment Option. We calculate the Unit Value for each subsequent valuation period by dividing
    (a) by (b) where:

        (a) is (1) the Net Asset Value of the Subaccount at the end of the preceding Valuation Period, PLUS

             (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, MINUS

             (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, MINUS

             (4) any amount charged against the Subaccount for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount, MINUS

             (5) a charge no greater than 0.0028618% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to a maximum effective annual rate of 1.05% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Certificates.

        (b) is the number of units outstanding at the end of the preceding Valuation Period.

    The Unit Value for a Valuation Period applies for each day in the period. We value the assets in the Variable Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.

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TRANSFERS

    The following features apply to transfers under the Certificate:

        - You may transfer amounts among the Subaccounts an unlimited number of times in a Certificate Year; however, you may only make one transfer per Certificate Year between the Declared Interest Option and the Variable Account.

        - You may make transfers by written request to our Administrative Center or, if you elected the "Telephone Transfer Authorization" in the application, by calling our Administrative Center toll-free at the phone number shown on the cover of the Prospectus. We reserve the right to suspend telephone transfer privileges at any time. We will use reasonable procedures to confirm that telephone instructions are genuine. We are not liable for any loss, damage or expense from complying with telephone instructions we reasonably believe to be authentic.

        - The amount of the transfer must be at least $100; or if less than $100, the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Certificate Debt). The Society may, at its discretion, waive the $100 minimum requirement.

        - The transfer will be effective as of the end of the Valuation Period during which we receive the request at our Administrative Center.

        - The first transfer in each Certificate Year is free. Each time you subsequently transfer amounts in that Certificate Year, we may assess a transfer charge of $25. We will deduct the transfer charge on a pro-rata basis from the Declared Interest Option and/or Subaccounts to which the transfer is made unless you submit payment for the charge at the time of your request. Once we issue a Certificate, we will not increase this charge. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

        - For purposes of these limitations and charges, we consider all transfers effected on the same day as a single transfer.
--------------------------------------------------------------------------------

LOAN BENEFITS

    CERTIFICATE LOANS. So long as the Certificate remains in force and has a positive Net Surrender Value, you may borrow money from the Society at any time using the Certificate as the sole security for the Certificate Loan. A loan taken from, or secured by, a Certificate may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    The maximum amount that you may borrow at any time is 90% of the Surrender Value as of the end of the Valuation Period during which we receive the request for the Certificate Loan at our Administrative Center, less any previously outstanding Certificate Debt. The Society's claim for repayment of Certificate Debt has priority over the claims of any assignee or other person.

    During any time that there is outstanding Certificate Debt, we will treat payments you make first as payment of outstanding Certificate Debt, unless you indicate that we should treat the payment otherwise. Where no indication is made, we will treat as a premium payment any portion of a payment that exceeds the amount of any outstanding Certificate Debt.

    ALLOCATION OF CERTIFICATE LOAN. When you take a Certificate Loan, we segregate an amount equal to the Certificate Loan (including interest) within the Declared Interest Option as security for the loan. If, immediately prior to the Certificate Loan, the Accumulated Value in the Declared Interest Option less Certificate Debt outstanding is less than the amount of such Certificate Loan, we will transfer the difference from the subaccounts of the Variable Account, which have Accumulated Value in the same proportions that the Certificate's Accumulated Value in each Subaccount bears to the Certificate's total Accumulated Value in the Variable Account. We will determine Accumulated Values as of the

                                       26
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    end of the Valuation Period during which we receive the request for the
    Certificate Loan at our Administrative Center.

    We normally will mail loan proceeds to you within seven days after receipt of a written request. Postponement of a Certificate Loan may take place under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    Amounts segregated within the Declared Interest Option as security for Certificate Debt will bear interest at an effective annual rate set by the Society. This rate may be different than that used for other amounts within the Declared Interest Option. (See "CERTIFICATE BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

    LOAN INTEREST CHARGED. The interest rate charged on Certificate Loans is not fixed. The maximum annual loan interest rate we charge will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%. We may elect to change the interest rate at any time, of which you will be notified. The new rate will take effect on the Certificate Anniversary coinciding with, or next following, the date the rate is changed.

    Interest is payable in advance at the time you make any Certificate Loan (for the remainder of the Certificate Year) and on each Certificate Anniversary thereafter (for the entire Certificate Year) so long as there is Certificate Debt outstanding. We will subtract interest payable at the time you make a Certificate Loan from the loan proceeds. Thereafter, we will add interest not paid when due to the existing Certificate Debt and it will bear interest at the same rate charged for Certificate Loans. We will segregate the amount equal to unpaid interest within the Declared Interest Option in the same manner that amounts for Certificate Loans are segregated within the Declared Interest Option. (See "CERTIFICATE BENEFITS--Loan Benefits--ALLOCATION OF CERTIFICATE LOAN.")

    Because we charge interest in advance, we will add any interest that has not been earned to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and we will credit it to the Accumulated Value in the Declared Interest Option upon repayment of Certificate Debt.

    EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Certificate Debt will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Declared Interest Option as security for Certificate Debt with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Society. We will not credit additional interest to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Certificate Holder to the Variable Account, but will not be segregated within the Declared Interest Option as security for Certificate Debt.

    For Certificates that have been in force ten years, we may allow a loan spread of 0% on the gain.

    Even though you may repay Certificate Debt in whole or in part at any time prior to the Maturity Date if the Certificate is still in force, Certificate Loans will affect the Accumulated Value of a Certificate and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Certificate Debt while Certificate Debt is outstanding. In comparison to a Certificate under which no Certificate Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be higher where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Certificate Debt.

    CERTIFICATE DEBT. Certificate Debt equals the sum of all unpaid Certificate Loans and any due and unpaid certificate loan interest. If there is Certificate Debt and the Net Surrender Value is
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    insufficient on a Monthly Deduction Day to cover the monthly deduction (see
    "CHARGES AND DEDUCTIONS--Monthly Deduction"), we will notify you. To avoid lapse and termination of the Certificate without value (see "THE CERTIFICATE--Certificate Lapse and Reinstatement--LAPSE"), you must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore, the greater the Certificate Debt under a Certificate, the more likely it would be to lapse.

    REPAYMENT OF CERTIFICATE DEBT. You may repay Certificate Debt in whole or in part any time during the Insured's life and before the Maturity Date so long as the Certificate is in force. We subtract any Certificate Debt not repaid from the death benefit payable at the Insured's death, from Surrender Value upon complete surrender or from the maturity benefit. Any payments made by a Certificate Holder will be treated first as the repayment of any outstanding Certificate Debt, unless the Certificate Holder indicates otherwise. Upon partial or full repayment of Certificate Debt, we will no longer segregate within the Declared Interest Option the portion of the Accumulated Value securing the repaid portion of the Certificate Debt, but that amount will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Certificate Holder. We will notify you when your Certificate Debt is repaid in full.

    For a discussion of the tax consequences associated with Certificate Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------

DEATH PROCEEDS

    So long as the Certificate remains in force, the Certificate provides for the payment of death proceeds upon the death of the Insured.

        - You may name one or more principal Beneficiaries or contingent Beneficiaries and we will pay proceeds to the principal Beneficiary or a contingent Beneficiary.

        - If no Beneficiary survives the Insured, we will pay the death proceeds pursuant to Section 21 of the Society's By-Laws. We may pay death proceeds in a lump sum or under a settlement option. (See "CERTIFICATE BENEFITS--Settlement Options.")

    To determine the death proceeds, we will reduce the death benefit by any outstanding Certificate Debt and increase it by any unearned loan interest and any premiums paid after the date of death. We will ordinarily mail proceeds within seven days after receipt at our Administrative Center of Due Proof of Death. We may postpone payment, however, under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.") We pay interest on those proceeds, at an annual rate of no less than 3% or any rate required by law, from the date of death to the date payment is made.

    DEATH BENEFIT GUARANTEE RIDER. If you selected the optional Death Benefit Guarantee Rider (there is no charge for this rider), on each Monthly Deduction Day we will check to see if you have met the death benefit guarantee monthly premium requirement by comparing the cumulative actual premiums you have paid with the cumulative death benefit guarantee monthly premiums. If you meet the death benefit guarantee monthly premium requirement, then your Certificate will not enter a grace period even if the Net Surrender Value is not enough to cover the monthly deduction due. If you do not meet the death benefit guarantee monthly premium requirement, then we will notify you of the amount you must pay within 61 days to prevent your Certificate from lapsing. (See "THE CERTIFICATE--Premiums--DEATH BENEFIT GUARANTEE PREMIUMS.") Your Certificate will meet the death benefit guarantee monthly premium requirement on a Monthly Deduction Day when (a) is equal to or greater than (b) where:

        (a) is the sum of all premiums paid on the Certificate (accumulated from the date of payment at the prepayment interest rate shown on the Certificate data page), less the sum of all partial withdrawals (accumulated from the date of each withdrawal at the prepayment interest rate), and less any Certificate loans and unpaid loan interest; and

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        (b)   is the sum of the death benefit guarantee monthly premiums since the Certificate Date accumulated at the prepayment interest rate.

    DEATH BENEFIT OPTIONS. Certificate Holders designate in the initial application one of two death benefit options offered under the Certificate. The amount of the death benefit payable under a Certificate will depend upon the option in effect at the time of the Insured's death.

    Under Type 1, the death benefit will be equal to the greater of:

        -   the current Specified Amount, or

        - the Accumulated Value (determined as of the end of the Business Day coinciding with or immediately following the date of death) multiplied by the specified amount factor for the Insured's Attained Age.

    The specified amount factor is the same as under Type 2. Accordingly, under Type 1 the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. If you are satisfied with the amount of your insurance coverage under the Certificate and prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value rather than increased death benefits, Certificate Holders generally should select Type 1 where the Accumulated Value is not paid in addition to the Specified Amount.

    Under Type 2, the death benefit will be equal to the greater of:

        (1) the sum of the current Specified Amount and the Accumulated Value, or

        (2) the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age.

    We will determine Accumulated Value as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the specified amount factor table in Appendix B. Accordingly, under Type 2, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). If you prefer to have favorable investment performance and additional premiums reflected in increased death benefits, Certificate Holders generally should select Type 2.

    Appendix B shows examples illustrating Type 1 and Type 2.

    CHANGING THE DEATH BENEFIT OPTION. You may change the death benefit option in effect at any time by sending a written request to us at our Administrative Center. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date we approve the change. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    If you change the death benefit option from Type 1 to Type 2, we will reduce the current Specified Amount by an amount equal to the Accumulated Value on the effective date of the change. If you change the death benefit option from Type 2 to Type 1, the current Specified Amount will not change. You may not make a change in the death benefit option if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change, or if after the change, the Certificate would no longer qualify as life insurance under federal tax law.

    We impose no charges in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")

    CHANGE IN EXISTING COVERAGE. After a Certificate has been in force for one Certificate Year, you may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a

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    change, you must send us a written request at our Administrative Center. A change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance charge. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE RATE, and--NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE CERTIFICATE--Premiums--PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Certificate in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

    To apply for an increase, you must provide us with evidence of insurability we deem satisfactory. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. An increase will not become effective, however, if the Certificate's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of insurance for the next Certificate Month. A Specified Amount increase is subject to its own Surrender Charge.

    CHANGES IN INSURANCE PROTECTION. You may increase or decrease the pure insurance protection provided by a Certificate--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, partially withdrawing Accumulated Value.

    Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

        - A decrease in the Specified Amount will, subject to the applicable specified amount factor (see "CERTIFICATE BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Certificate without generally reducing the Accumulated Value.

        - An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Accumulated Value and the applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge will increase as well.

        - If you elect Type 1, an increased level of premium payments will increase the Accumulated Value and reduce the pure insurance protection, until the Accumulated Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Certificate in force.

        - If you elect Type 1, a reduced level of premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Certificate will lapse.

        - A partial withdrawal will reduce the death benefit. (See "CERTIFICATE BENEFITS--Accumulated Value Benefits--PARTIAL WITHDRAWALS.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary effect of a partial withdrawal is you receive cash and reduce Accumulated Value.

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    In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Certificate remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Certificate reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Certificate Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased.

    A change in insurance protection may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")
--------------------------------------------------------------------------------

ACCELERATED BENEFITS RIDER

    In the event that the Insured becomes terminally ill (as defined below), you may (if residing in a state that has approved such rider), by written request and subject to the conditions stated below, have the Society pay all or a portion of the accelerated death benefit immediately to you. If not attached to the Certificate beforehand, we will issue an accelerated benefits rider providing for this right. There is no charge for this rider.

    For this purpose, an Insured is terminally ill when a physician (as defined by the rider) certifies that he or she has a life expectancy of 12 months or less.

    The accelerated benefit is up to 75% of the Certificate's death benefit subject to a maximum of $250,000 (the $250,000 maximum applies in aggregate to all certificates issued by the Society on the Insured).

    No accelerated benefit will be paid unless the total amount of benefits calculated under all Accelerated Benefits Riders issued by the Society is at least $5,000. The amount of the accelerated benefit will be treated as a lien against Certificate values and bear interest at the rate specified in the Certificate. On each Certificate Anniversary, interest will be added to the lien and bear interest at the rate then in effect.

    The accelerated benefit will first be used to repay any outstanding Certificate Debt. Access to certificate values after acceleration will be limited to the amount of Net Surrender Value in excess of the accelerated benefit and any accrued interest. Death benefits will be reduced by the amount of the accelerated benefit plus any accrued interest.

    The Society believes that for federal income tax purposes, an accelerated death benefit payment should be fully excludable from the gross income of the recipient, as long as the recipient is the Insured under the Certificate. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Certificate or requesting an accelerated death benefit payment under this rider.
--------------------------------------------------------------------------------

BENEFITS AT MATURITY

    The Maturity Date is Attained Age 115. If the Insured is alive and the Certificate is in force on the Maturity Date, the Society will pay to the Certificate Holder the Certificate's Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Certificate Debt. (See "CERTIFICATE BENEFITS--Loan Benefits--REPAYMENT OF CERTIFICATE DEBT.") We may pay benefits at maturity in a lump sum or under a settlement option. The tax consequences associated with continuing a Certificate beyond age 100 are unclear. Consult a tax adviser on this issue.

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--------------------------------------------------------------------------------

SETTLEMENT OPTIONS

    We may pay death proceeds and Accumulated Value due at maturity, or upon surrender or partial withdrawal of a Certificate, in whole or in part under a settlement option. There are currently five settlement options available. We also may make payments under any new settlement option available at the time proceeds become payable. In addition, you may receive proceeds in any other manner acceptable to us.

    You may designate an option in your application or notify us in writing at our Administrative Center. During the life of the Insured, you may select a settlement option; in addition, during that time you may change a previously selected option by sending written notice to us requesting the cancellation of the prior option and the designation of a new option. If you have not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a settlement option by sending a written request to us, provided that a prior option chosen by you is not in effect.

    If you have not elected a settlement option, we will pay the proceeds of the Certificate in one sum. The Society will also pay the proceeds in one sum if,

        (1)  the proceeds are less than $5,000;

        (2)  periodic payments would be less than $50; or

        (3) the payee is an assignee, estate, trustee, partnership, corporation or association.

    Amounts paid under a settlement option are paid pursuant to a supplemental contract. Proceeds applied under a settlement option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Society may be crediting higher interest rates on the effective date of the supplemental contract, but is not obligated to declare that such additional interest be applied to such funds.

    If a payee dies, any remaining guaranteed payments will be paid to a secondary payee. At the death of the last payee, the commuted value of any remaining guaranteed payments will be paid to the last payee's estate. A payee may not withdraw funds under a settlement option unless the Society has agreed to such withdrawal in the supplemental contract. We reserve the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $200.

    Payments under Options 2, 3, 4 or 5 will begin as of the first of the month following settlement. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

    OPTION 1--DEPOSIT AT INTEREST. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Society, in no event less than 3% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

    OPTION 2--INCOME FOR A FIXED PERIOD. Equal monthly payments will be made for a fixed period not longer than 30 years. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Society, in no event less than 3% compounded yearly.

    OPTION 3--LIFE INCOME WITH GUARANTEED PERIOD. Monthly payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10 or 20 years or the period required for the total payments to equal the proceeds applied. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Society, in no event less than 3% compounded yearly.

    OPTION 4--INCOME OF A FIXED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each year must total no

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    less than 5% of the original proceeds placed with the Society. Payments will continue until the proceeds, including interest at the guaranteed rate of 3% per year, are exhausted.

    OPTION 5--JOINT AND SURVIVOR LIFE INCOME. Equal monthly payments will be made for as long as the two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

    ALTERNATE SETTLEMENT OPTIONS. The Society may make available alternate settlement options.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

    We deduct certain charges in connection with the Certificate to compensate us for (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE

    Before allocating Net Premiums among the Subaccounts and the Declared Interest Option, we reduce premiums paid by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

    The current premium expense charge is 7% of each premium up to the Target Premium and 2% of each premium over the Target Premium. The premium expense charge will never exceed 7% of any premium. It is used to compensate us for expenses incurred in distributing the Certificate, including agent sales commissions, the cost of printing prospectuses and sales literature and advertising costs.
--------------------------------------------------------------------------------

MONTHLY DEDUCTION

    We deduct certain charges monthly from the Accumulated Value of each Certificate ("monthly deduction") to compensate us for the cost of insurance coverage and any additional benefits added by rider (See "GENERAL PROVISIONS--Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Certificate and for certain administrative costs. We deduct the monthly deduction as of the Certificate Date and each Monthly Deduction Day. We deduct it from the Declared Interest Option and each Subaccount in the same proportion that the Certificate's Net Accumulated Value in the Declared Interest Option and the Certificate's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Certificate. For purposes of making deductions from the Declared Interest Option and the Subaccounts, we determine Accumulated Values as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

    We make the monthly deduction on the Business Day coinciding with or immediately following each Monthly Deduction Day and it will equal:

        -  the cost of insurance for the Certificate; plus

        -  the cost of any optional insurance benefits added by rider; plus

        -  the monthly certificate expense charge.

    During the first 12 Certificate Months and during the 12 Certificate Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge. During the first 12 Certificate Months, the monthly deduction also will include a first year monthly expense charge.

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    COST OF INSURANCE. This charge is designed to compensate us for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. We determine the cost of insurance on a monthly basis, and we determine it separately for the initial Specified Amount and for any subsequent increases in Specified Amount. We will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Certificate Month. We may realize a profit from this charge and may use such profit for any lawful purpose, including paying our distribution expenses.

    NET AMOUNT AT RISK. The net amount at risk for a Certificate Month is equal to (a) divided by (b) minus (c) where:

        (a)   is the death benefit;

        (b)  is 1.0032737(1); and

        (c)   is the Accumulated Value.

    We determine the death benefit and the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

    We determine the net amount at risk separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, we first consider the Accumulated Value a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, we will consider it to be a part of any increase in the Specified Amount in the same order as the increases occurred.

    COST OF INSURANCE RATE. We base the cost of insurance rate for the initial Specified Amount on the Insured's sex, premium class and Attained Age. For any increase in Specified Amount, we base the cost of insurance rate on the Insured's premium class on the effective date of the increase, sex and Attained Age. Actual cost of insurance rates may change and we will determine the actual monthly cost of insurance rates based on our expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Certificate. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and premium class whose Certificates have been in force the same length of time.

    The cost of insurance rates generally increase as the Insured's Attained Age increases. The premium class of an Insured also will affect the cost of insurance rate. The Society currently places Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Certificate, Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. The Society may offer preferred classes in addition to the standard tobacco and non-tobacco classes. Non-tobacco-using Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco.

    We determine the cost of insurance rate separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, we apply the rate for the premium class on the Certificate Date to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, we use the rate for the premium class applicable to the increase. However, if we calculate the death benefit as the Accumulated Value times the specified amount factor, we will use the rate for the premium class for the most recent increase that required evidence of insurability for the amount of death benefit in excess of the total Specified Amount.

------------------------
(1) Dividing by this number reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%.
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    ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL
    PROVISIONS--Additional Insurance Benefits.")

    MONTHLY CERTIFICATE EXPENSE CHARGE. We have primary responsibility for the administration of the Certificate and the Variable Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, partial withdrawals, surrenders and Certificate changes, and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Certificate and the Variable Account, we assess a $5 monthly administrative charge against each Certificate. We guarantee this charge will not exceed $5 per Certificate Month.

    FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. We deduct monthly administrative charges from Accumulated Value as part of the monthly deduction during the first twelve Certificate Months and during the twelve Certificate Months immediately following an increase in Specified Amount. The charge will compensate us for first year underwriting, processing and start-up expenses incurred in connection with the Certificate and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing Certificate records. The first year monthly administrative charge is $0.05 per $1,000 of Specified Amount, or increase in Specified Amount. We guarantee this charge will not exceed $0.05 per $1,000.

    FIRST YEAR MONTHLY EXPENSE CHARGE. We will deduct a monthly expense charge of $5 from Accumulated Value during the first twelve Certificate Months. We guarantee this charge will not exceed $5 per Certificate Month.
--------------------------------------------------------------------------------

TRANSFER CHARGE

    We may impose a transfer charge of $25 for the second and each subsequent transfer during a Certificate Year to compensate us for the costs in making the transfer.

        - Unless paid in cash, we will deduct the transfer charge on a pro-rata basis from the Declared Interest Option and/or Subaccounts to which the transfer is made.

        - Once we issue a Certificate, we will not increase this charge for the life of the Certificate.

        - We will not impose a transfer charge on transfers that occur as a result of Certificate Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following your acceptance of the Certificate.

    Currently, there is no charge for changing the net premium allocation instructions.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWAL FEE

    Upon partial withdrawal from a Certificate, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from the Accumulated Value.
--------------------------------------------------------------------------------

SURRENDER CHARGE

    We apply a Surrender Charge during the first fifteen Certificate Years, as well as during the first fifteen years following an increase in Specified Amount. This charge is an amount per $1,000 of Specified Amount which declines to $0 in the sixteenth year and varies by age, sex, premium class and Certificate Year. We have listed below the maximum Surrender Charge per $1,000 of Specified Amount for select ages in various premium classes in the first Certificate Year.

      ISSUE AGE          MALE, TOBACCO      FEMALE, TOBACCO     UNISEX, TOBACCO
         30                  22.45               19.25               21.79
         50                  45.36               35.34               43.13
         70                  55.21               55.27               55.30

    The Surrender Charge is level within each Certificate Year. (See "APPENDIX C--Maximum Surrender Charges.")

    You may surrender this Certificate without incurring a Surrender Charge after the first Certificate Year if the Insured is terminally ill or stays in a qualified nursing care center for 90 consecutive days.
--------------------------------------------------------------------------------

VARIABLE ACCOUNT CHARGES

    MORTALITY AND EXPENSE RISK CHARGE. We currently deduct a daily mortality and expense risk charge from each Subaccount at an effective annual rate of .90% of the average daily net assets of the Subaccounts. We guarantee this charge will not exceed 1.05% of the average daily net assets of the Subaccounts. We may realize a profit from this charge and may use such profit for any lawful purpose, including payment of our distribution expenses.

    The mortality risk we assume is that Insureds may die sooner than anticipated and therefore, we may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the amounts realized from the administrative charges assessed against the Certificates.

    FEDERAL TAXES. Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made. (See "FEDERAL TAX MATTERS--Taxation of the Society.")

    INVESTMENT OPTION EXPENSES. The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The investment advisory fee and other expenses applicable to each Investment Option are listed in the "SUMMARY OF THE CERTIFICATE" and described in the prospectus for each Investment Option.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. Because of exemptive and exclusionary provisions, we have not registered interests in the Declared Interest Option under the Securities Act of 1933 and we have not registered the Declared Interest Option as an investment company under the Investment Company Act of 1940. Accordingly, neither the Declared Interest Option nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Declared Interest Option. Disclosures regarding the Declared Interest Option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Please refer to the Certificate for complete details regarding the Declared Interest Option.

--------------------------------------------------------------------------------

GENERAL DESCRIPTION

    Our General Account supports the Declared Interest Option. The General Account consists of all assets we own other than those in the Variable Account and other separate accounts. Subject to applicable law, we have sole discretion over the investment of the General Account's assets.

    You may elect to allocate Net Premiums to the Declared Interest Option, the Variable Account, or both. You may also transfer Accumulated Value from the Subaccounts to the Declared Interest Option, or from the Declared Interest Option to the Subaccounts. Allocating or transferring funds to the Declared Interest Option does not entitle you to share in the investment experience of the General Account. Instead, we guarantee that Accumulated Value in the Declared Interest Option will accrue interest at an effective annual rate of at least 4%, independent of the actual investment performance of the General Account.
--------------------------------------------------------------------------------

DECLARED INTEREST OPTION ACCUMULATED VALUE

    Net premiums allocated to the Declared Interest Option are credited to the Certificate. The Society bears the full investment risk for these amounts. We guarantee that interest credited to each Certificate Holder's Accumulated Value in the Declared Interest Option will not be less than an effective annual rate of 4%. The Society may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Certificate's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4% per year will be determined in the sole discretion of the Society and may be changed at any time by the Society, in its sole discretion. The Certificate Holder assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4% per year. The interest credited to the Certificate's Accumulated Value in the Declared Interest Option that equals Certificate Debt will be the greater of 4% or the current effective loan interest rate minus no more than 3%. For Certificates that have been in force ten years, we may allow a loan spread of 0% on the gain. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.

    The Society guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all Certificate charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial withdrawals or transfers to the Variable Account.
--------------------------------------------------------------------------------

TRANSFERS, PARTIAL WITHDRAWALS, SURRENDERS AND CERTIFICATE LOANS

    You may transfer amounts between the Subaccounts and the Declared Interest Option. However, only one transfer between the Variable Account and the Declared Interest Option is permitted in each Certificate Year. We may impose a transfer charge of $25 in connection with the transfer unless such transfer is the first transfer requested by the Certificate Holder during such Certificate Year. No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the Net Accumulated Value in the Declared Interest Option immediately after the transfer will be less than $1,000. If the Net Accumulated Value in the Declared Interest Option after a transfer would be less than $1,000, you may transfer the full Net Accumulated Value in the Declared Interest Option. A Certificate Holder may also make surrenders and obtain Certificate Loans from the Declared Interest Option at any time prior to the Certificate's Maturity Date.

    We may delay payment of partial withdrawals and surrenders from, and payments of Certificate Loans allocated to, the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

GENERAL PROVISIONS
--------------------------------------------------------------------------------

THE CERTIFICATE

    We issue the Certificate in consideration of the statements in the application and the payment of the initial premium. The Certificate, the application, any supplemental applications, any endorsements or additional benefit riders or agreements, and the Articles of Incorporation and By-Laws of the Society which are in force on the issue date make up the entire contract. In the absence of fraud, we will treat the statements made in an application or supplemental application as representations and not as warranties. We will not use any statement to void the Certificate or in defense of a claim unless the statement is contained in the application or any supplemental application.
--------------------------------------------------------------------------------

INCONTESTABILITY

    The Certificate is incontestable, except for fraudulent statements made in the application or supplemental applications, after it has been in force during the lifetime of the Insured for two years from the issue date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetime of the Insured for two years from the effective date of the increase. Depending upon individual state replacement requirements, if we replace your Certificate with another life insurance certificate issued by us, we will credit the amount of time you held your Certificate when calculating incontestability provisions under the new certificate.
--------------------------------------------------------------------------------

CHANGE OF PROVISIONS

    We reserve the right to change the Certificate, in the event of future changes in the federal tax law, to the extent required to maintain the Certificate's qualification as life insurance.

    Except as provided in the foregoing paragraph, no one can change any part of the Certificate except the Certificate Holder and an officer of the Society. Both must agree to any change and such change must be in writing. No agent may change the Certificate or waive any of its provisions.
--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the Insured's age or sex was misstated in the application, we will adjust each benefit and any amount to be paid under the Certificate to reflect the correct age and sex.
--------------------------------------------------------------------------------

SUICIDE EXCLUSION

    If the Certificate is in force and the Insured commits suicide, while sane or insane, within two years from the issue date, we will limit the proceeds payable under the Certificate to all premiums paid, reduced by any outstanding Certificate Debt and any partial withdrawals, and increased by any unearned loan interest. If the Certificate is in force and the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, we will not pay any increase in the death benefit resulting from the requested increase in Specified Amount. Instead, we will refund to the Certificate Holder an amount equal to the total cost of insurance applicable to the increase. Depending upon individual state replacement requirements, if we replace your Certificate with another life insurance certificate issued by us, we will credit the amount of time you held your Certificate when calculating benefits under the suicide provision of the new certificate.

--------------------------------------------------------------------------------

ANNUAL REPORT

    At least once each year, we will send an annual report to each Certificate Holder. The report will show

        -   the current death benefit,

        - the Accumulated Value in each Subaccount and in the Declared Interest Option,

        -   outstanding Certificate Debt, and

        - premiums paid, partial withdrawals made and charges assessed since the last report.

    The report will also include any other information required by state law or regulation. Further, the Society will send the Certificate Holder the reports required by the Investment Company Act of 1940.
--------------------------------------------------------------------------------

DIVIDENDS

    This Certificate is considered a participating certificate. It will share in the divisible surplus of the Society as determined annually by the Board of Directors. Any share of such surplus apportioned to this Certificate will be payable as a dividend. Unless otherwise requested, dividends will be paid in cash. We do not expect that any dividends will be declared on this Certificate.
--------------------------------------------------------------------------------

OWNERSHIP OF ASSETS

    The Society shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.
--------------------------------------------------------------------------------

WRITTEN NOTICE

    You should send any written notice to the Society at our Administrative Center. The notice should include the Certificate number and the Insured's full name. Any notice we send to a Certificate Holder will be sent to the address shown in the application unless you filed an appropriate address change form with the Society.
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS

    The Society will usually mail the proceeds of complete surrenders, partial withdrawals and Certificate Loans within seven days after we receive the Certificate Holder's signed request at our Administrative Center. The Society will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, we may postpone payment of any amount upon complete surrender or partial withdrawal, payment of any Certificate Loan, and payment of death proceeds or benefits at maturity whenever:

        - the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

        - the Securities and Exchange Commission by order permits postponement for the protection of Certificate Holders; or

        - an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

    We also may postpone transfers under these circumstances.

    Payments under the Certificate which are derived from any amount paid to the Society by check or draft may be postponed until such time as the Society is satisfied that the check or draft has cleared the bank upon which it is drawn.
--------------------------------------------------------------------------------

CONTINUANCE OF INSURANCE

    The insurance under a Certificate will continue until the earlier of:

        -  the end of the Grace Period;

        - the date the Certificate Holder surrenders the Certificate for its entire Net Surrender Value;

        -  the death of the Insured; or

        -  the Maturity Date.

    Any rider to a Certificate will terminate on the date specified in the rider.
--------------------------------------------------------------------------------

OWNERSHIP

    The Insured is the Certificate Holder and person having control of the Certificate unless another owner is named. During the Insured's lifetime, all rights granted by the Certificate belong to the Certificate Holder, except as otherwise provided for in the Certificate.

    If the issue age is 15 or less, the applicant for the Certificate, or the applicant's duly appointed successsor, shall have control of the Certificate but may not assign it. During the period after the Insured attains age 16 and before the Insured attains age 21, control of the Certificate will pass to the Insured: (a) upon the death of such applicant; or (b) upon receipt of a written request by such applicant in a form satisfactory to the Society. When the Insured attains age 21, control of the Certificate shall automatically pass to the Insured.

    The Certificate Holder may assign the Certificate as collateral security. The Society assumes no responsibility for the validity or effect of any collateral assignment of the Certificate. No assignment will bind us unless in writing and until we receive notice of the assignment at our Administrative Center. The assignment is subject to any payment or action we may have taken before we received notice of the assignment at our Administrative Center. Assigning the Certificate may have federal income tax consequences. [See "FEDERAL TAX MATTERS."]
--------------------------------------------------------------------------------

THE BENEFICIARY

    The Certificate Holder designates the principal Beneficiaries and contingent Beneficiaries in the application. If changed, the principal Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Society. One or more principal or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Certificate Holder.

    Unless a settlement option is chosen, we will pay the proceeds payable at the Insured's death in a lump sum to the principal Beneficiary. If the principal Beneficiary dies before the Insured, we will pay the proceeds to the contingent Beneficiary. If no Beneficiary survives the Insured, we will pay the proceeds pursuant to Section 21 of the Society's By-Laws.
--------------------------------------------------------------------------------

CHANGING THE BENEFICIARY

    During the Insured's life, the Beneficiary may be changed. To make a change, you must send a written request to us at our Administrative Center. The request and the change must be in a form satisfactory to the Society and we must actually receive and record the request. The change will take effect as of the date you sign the request and will be subject to any payment made before we recorded the change. We may require return of the Certificate for endorsement.

--------------------------------------------------------------------------------

ADDITIONAL INSURANCE BENEFITS

    Subject to certain requirements, you may add one or more of the following additional insurance benefits to your Certificate by rider:

        - Cost of Living Increase. This rider may increase the amount of insurance every three years without evidence of good health based on the Consumer Price Index. There is a monthly deduction for the cost of this rider.

        - Waiver of Charges. This rider waives the Certificate's monthly deductions upon total and permanent disability of the Insured after a waiting period of 90 days. There is a monthly deduction for the cost of this rider.

        - Death Benefit Guarantee. This rider guarantees the Certificate will stay in force regardless of investment performance if a certain premium level is maintained. There is no monthly deduction for this rider.

        - Guaranteed Insurability Option. This rider allows you to increase the amount of insurance without evidence of good health on each of the rider's option dates. There is a monthly deduction for the cost of this rider.

        - Accelerated Benefits. This rider allows a portion of the death benefit to be paid prior to the Insured's death when the Insured is terminally ill, as defined in the rider. This rider is automatically included without charge where available.

    We will deduct the cost of any additional insurance benefits as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") You may obtain detailed information concerning available riders from the agent selling the Certificate.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE CERTIFICATES
--------------------------------------------------------------------------------

    The Certificates will be sold by individuals who in addition to being licensed as life insurance agents for the Society, are also registered representatives of the principal underwriter of the Certificates, MWA Financial Services, Inc. ("MWAFS"), a broker-dealer having a selling agreement with MWAFS or a broker-dealer having a selling agreement with such broker-dealer. MWAFS, a corporation organized on February 2, 2001, under the laws of the State of Illinois, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, is a member of the National Association of Securities Dealers, Inc. ("NASD") and is an affiliate of the Society. MWAFS is located at 1701 1st Avenue, Rock Island, Illinois 61201.

    The maximum sales commission payable to agents will be 40% of premiums up to the first-year Target Premium and 5% of renewal Target Premium and excess premium in all years. These commissions (and other distribution expenses, such as production incentive bonuses, agent's insurance and pensions benefits, agency management compensation and bonuses and expense allowances) are paid by the Society. They do not result in any additional charges against the Certificate that are not described above under "CHARGES AND DEDUCTIONS."

    Under the Public Disclosure Program, NASD Regulation ("NASDR") providers certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

    The following summary provides a general description of the Federal income tax considerations associated with the Certificate and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.
--------------------------------------------------------------------------------

TAX STATUS OF THE CERTIFICATE

    In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance certificate must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Certificate issued on the basis of a standard rate class should satisfy the applicable requirements. There is less guidance, however, with respect to a Certificate issued on a substandard basis (I.E., a premium class involving higher than standard mortality risk). It is not clear whether such a Certificate will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Certificate. If it is subsequently determined that a Certificate does not satisfy the applicable requirements, we may take appropriate steps to bring the Certificate into compliance with such requirements and we reserve the right to modify the Certificate as necessary in order to do so.

    In certain circumstances, owners of variable life insurance certificates have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the certificate holders have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Certificate, such as the flexibility to allocate premium payments and Accumulated Values, have not been explicitly addressed in published rulings. While we believe that the Certificate does not give the Certificate Holder investment control over Variable Account assets, we reserve the right to modify the Certificate as necessary to prevent the Certificate Holder from being treated as the owner of the Variable Account assets supporting the Certificate.

    In addition, the Code requires that the investments of the Subaccounts be "adequately diversified" in order for the Certificate to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the funds, will satisfy these diversification requirements.

    The following discussion assumes that the Certificate will qualify as a life insurance contract for Federal income tax purposes.
--------------------------------------------------------------------------------

TAX TREATMENT OF CERTIFICATE BENEFITS

    IN GENERAL. The Society believes that the death benefit under a Certificate should be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of certificate proceeds depend on the circumstances of each Certificate Holder or Beneficiary. A tax adviser should be consulted on these consequences.

    Generally, a Certificate Holder will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Certificate occur, or when loans are taken out from or secured by a Certificate, the tax consequences depend on whether the Certificate is classified as a "modified endowment contract."

    MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Certificate as to premium payments and benefits, the individual circumstances of each Certificate will determine whether it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven Certificate years. Certain changes in a Certificate after it is issued could also cause it to be classified as a modified endowment contract. You should consult with a competent tax adviser to determine whether a Certificate transaction will cause the Certificate to be classified as a modified endowment contract.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Certificates classified as modified endowment contracts are subject to the following tax rules:

        (1) All distributions other than death benefits from a modified endowment contract, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Certificate Holder's investment in the Certificate only after all gain has been distributed.

        (2) Loans taken from or secured by a Certificate classified as a modified endowment contract are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Certificate Holder has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Certificate Holder or the joint lives (or joint life expectancies) of the Certificate Holder and the Certificate Holder's beneficiary or designated beneficiary.

        (4) If a Certificate becomes a modified endowment contract, distributions that occur during the Certificate Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Certificate within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Certificate that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM CERTIFICATES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Certificate that is not classified as a modified endowment contract, including surrenders and partial withdrawals, are generally treated first as a recovery of the Certificate Holder's investment in the Certificate, and only after the recovery of all investment in the Certificate, as taxable income. However, certain distributions which must be made in order to enable the Certificate to continue to qualify as a life insurance contract for Federal income tax purposes if Certificate benefits are reduced during the first 15 Certificate years may be treated in whole or in part as ordinary income subject to tax.

    Loans from or secured by a Certificate that is not a modified endowment contract will generally not be treated as taxable distributions. However, the tax treatment of a loan taken out of a Certificate where there is no spread (difference between the interest rate charged to you and the interest rate credited to amounts securing the loan) or a minimal spread is unclear. You should consult your tax adviser about any such loan.

    Finally, neither distributions from, nor loans from or secured by, a Certificate that is not a modified endowment contract are subject to the 10-percent additional income tax.

    INVESTMENT IN THE CERTIFICATE. Your investment in the Certificate is generally your aggregate premiums. When a distribution is taken from the Certificate, your investment in the Certificate is reduced by the amount of the distribution that is tax-free.

    CERTIFICATE LOAN INTEREST. In general, interest on a Certificate Loan will not be deductible. If a loan from a Certificate is outstanding when the Certificate is cancelled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the Certificate and will be taxed accordingly.

    MULTIPLE CERTIFICATES. All modified endowment contracts that are issued by the Society to the same Certificate Holder during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Certificate Holder's income when a taxable distribution occurs.

    ACCELERATED DEATH BENEFITS. The Society believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit rider should be fully excludable from the gross income of the recipient, as long as the recipient is the Insured under the Certificate. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Certificate or requesting an accelerated death benefit payment under this rider.

    EXCHANGES. The Society believes that an exchange of a fixed-benefit certificate issued by the Society for a Certificate generally should be treated as a non-taxable exchange of life insurance certificates within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit certificate. Moreover, to the extent a fixed-benefit certificate with an outstanding loan is exchanged for an unencumbered Certificate, the exchanging owner could recognize income at the time of the exchange up to an amount of such loan (including any due and unpaid interest on such loan). An exchanging Certificate Holder should consult a tax adviser as to whether an exchange of a fixed-benefit certificate for the Certificate will have adverse tax consequences.

    OTHER CERTIFICATE HOLDER TAX MATTERS. Businesses can use the Certificate in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Certificate for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Certificate or a change in an existing Certificate should consult a tax adviser.
--------------------------------------------------------------------------------

POSSIBLE TAX LAW CHANGES

    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Certificate could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Certificate.
--------------------------------------------------------------------------------

TAXATION OF THE SOCIETY

    At the present time, the Society makes no charge for any Federal, state or local taxes that may be attributable to the Variable Account or to the Certificates. The Society reserves the right to charge the Subaccounts of the Variable Account for any future taxes or economic burden the Society may incur.
--------------------------------------------------------------------------------

EMPLOYMENT-RELATED BENEFIT PLANS

    The Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Certificate described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain settlement options that distinguish between men and women, as well as those based on unisex mortality tables. Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Certificate may be purchased.

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

    The Society holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the General Account. We maintain records of all purchases and redemptions of shares by each Investment Option for each corresponding Subaccount. Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by St. Paul Fire and Marine in the amount of $5,000,000 covering all the officers and employees of the Society.
--------------------------------------------------------------------------------

VOTING RIGHTS

    To the extent required by law, the Society will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, we determine that we are permitted to vote the Fund shares in our own right, we may elect to do so.

    The number of votes you have the right to instruct are calculated separately for each Subaccount and are determined by dividing the Certificate's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which you have the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

    The Society will vote Fund shares attributable to Certificates as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Certificates) in proportion to the voting instructions which are received with respect to all Certificates participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.

    Fund shares may also be held by separate accounts of other insurers. The Society expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurers. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Certificate Holders.

    DISREGARD OF VOTING INSTRUCTIONS. The Society may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Society itself may disregard voting instructions in favor of changes initiated by a Certificate Owner in the investment policy or the investment adviser of an Investment Option if the Society reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Society determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an

    Investment Option may result in overly speculative or unsound investments. In the event the Society does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Certificate Owners.
--------------------------------------------------------------------------------

STATE REGULATION OF THE SOCIETY

    The Society, which is organized as a fraternal benefit society under the laws of Illinois, is subject to regulation by the Illinois Insurance Department. An annual statement is filed with the Illinois Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Society as of December 31st of the preceding year. Periodically, the Illinois Insurance Department examines the liabilities and reserves of the Society and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

    In addition, the Society is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.
--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS OF MODERN WOODMEN OF AMERICA

    The principal business address of each person listed, unless otherwise indicated, is 1701 1st Avenue, Rock Island, Illinois 61201. The principal occupation shown reflects the principal employment of each individual during the past five years.

            NAME AND POSITION
             WITH THE SOCIETY               PRINCIPAL OCCUPATION LAST FIVE YEARS
Clyde C. Schoeck                            President and Director of Agencies, Modern Woodmen of
President and Director                        America
James V. Standaert                          National Secretary, Modern Woodmen of America
National Secretary and Director
Gary E. Stoefen                             Treasurer and Investment Manager, Modern Woodmen of
Treasurer, Investment Manager and Director    America
C. Ernest Beane                             General Counsel, Modern Woodmen of America
General Counsel and Director
Vernon L. Smith                             Agency Manager, Modern Woodmen of America
Director
Dr. Charles A. Chance                       Professor, University of Tennessee
Director
Jerry F. Harbaugh                           Retired Certified Public Accountant; Partner, McGladry &
Director                                      Pullen, LLP
Gerald P. Odean                             Assistant National Secretary, Modern Woodmen of America
Assistant National Secretary
Larry L. Schreiber                          Chief Actuary, Modern Woodmen of America
Actuary
W. Kenny Massey                             Director of Agencies and Agency Manager, Modern Woodmen of
Director of Agencies                          America
Byron R. Carlson                            Fraternal Director and Manager, Product Research, Modern
Fraternal Director                            Woodmen of America

--------------------------------------------------------------------------------

LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance certificate described in this Prospectus. All matters of Illinois law pertaining to the Certificate, including the validity of the Certificate and the Society's right to issue the Certificate under Illinois Insurance Law, have been passed upon by C. Ernest Beane, General Counsel of the Society.
--------------------------------------------------------------------------------

LEGAL PROCEEDINGS

    The Society, like other insurers, is involved in lawsuits. Currently, there are no class action lawsuits naming us as a defendant or involving the Variable Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Society.
--------------------------------------------------------------------------------

EXPERTS

    The statutory-basis financial statements of the Society at December 31, 2000 and 1999 have been audited by Ernst & Young LLP, and McGladrey & Pullen LLP, respectively, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing. No financial information for the Variable Account is included because it had no assets and incurred no liabilities as of the date of this Prospectus.

    Actuarial matters included in this Prospectus have been examined by Christopher G. Daniels, FSA, MAAA, Consulting Actuary, as stated in the opinion filed as an exhibit to the registration statement.
--------------------------------------------------------------------------------

OTHER INFORMATION

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Certificate offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Society and the Certificate offered hereby. Statements contained in this Prospectus as to the contents of the Certificate and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Society's statutory-basis financial statements included elsewhere herein should be considered only as bearing on the Society's ability to meet its obligations under the Certificates. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                  [Financial statements to be filed by amendment.]

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES

    The following tables illustrate how the death benefits, Accumulated Values and Surrender Values of a Certificate may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 4%, 8% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Certificate will be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Certificate Holder. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 4%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Certificate Years.

    The amounts shown are as of the end of each Certificate Year. The tables assume that the assets in the Investment Options are subject to an annual expense ratio of 0.78% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Certificate for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 2000 the total fees and expenses ranged from an annual rate of 0.27% to an annual rate of 1.15% of average daily net assets. For information on Investment Option expenses, see "SUMMARY OF THE CERTIFICATE" and the prospectuses for the Investment Options.

    The tables reflect deduction of the premium expense charge, the monthly Certificate expense charge, the first-year monthly administrative charge, the first-year monthly expense charge, the daily charge for the Society's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Insured. The Surrender Values illustrated in the tables also reflect deduction of applicable surrender charges. The current charges and the higher guaranteed maximum charges the Society may charge are reflected in separate tables on each of the following pages.

    Applying the current charges and the average Investment Option fees and expenses of 0.78% of average net assets, the gross annual rates of investment return of 0%, 4%, 8% and 12% would produce net annual rates of
    return of [    ]%, [    ]%, [    ]% and [    ]%, respectively, on a
    guaranteed basis, and [    ]%, [    ]%, [    ]% and [    ]%, respectively,
    on a current basis. If any Investment Option's expense reimbursement arrangement was discontinued, the average Investment Option fees and expenses would be higher and the resulting net annual rates of return would be lower.

    The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Society is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Values illustrated. (See "FEDERAL TAX MATTERS--Taxation of the Society.")

    The tables illustrate the Certificate values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Certificate Loans have been made. The tables are also based on the assumptions that the Certificate Holder has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.

    For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                      *  *  *

    Upon request, the Society will provide a comparable illustration based upon the proposed insured's age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 0% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                 $                     $                $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 0% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------

* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 4% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                 $                     $                $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 4% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 8% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                  [Table to completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 12% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............  $                 $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                          ASSUMING 12% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............  $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 0% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                 $                     $                $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 0% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 4% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                 $                     $                $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 4% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............  $                 $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                        NON-GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                   $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                         FEMALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                                 ASSUMING 12% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                                 AND GUARANTEED MAXIMUM EXPENSE CHARGES
                                 PREMIUMS     ---------------------------------------------
            END OF              ACCUMULATED    END OF YEAR     END OF YEAR     END OF YEAR
          CERTIFICATE              AT 5%       ACCUMULATED      SURRENDER         DEATH
             YEAR                PER YEAR         VALUE           VALUE          BENEFIT
------------------------------- -----------   -------------   -------------   -------------
      1........................  $              $               $               $
      2........................
      3........................
      4........................
      5........................
      6........................
      7........................
      8........................
      9........................
    10.........................
    15.........................
    20.........................
    25.........................
    30.........................
    35.........................
    40.........................
    45.........................
    50.........................
    55.........................
    60.........................
    65.........................
    70.........................
    75.........................
    80.........................
 Age 65........................
 Age 70........................
Age 115........................

                                 ASSUMING 12% HYPOTHETICAL GROSS RETURN, NON-
                                 GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                                  AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                                 ---------------------------------------------
            END OF                END OF YEAR     END OF YEAR     END OF YEAR
          CERTIFICATE             ACCUMULATED      SURRENDER         DEATH
             YEAR                    VALUE           VALUE          BENEFIT
-------------------------------  -------------   -------------   -------------
      1........................   $               $               $
      2........................
      3........................
      4........................
      5........................
      6........................
      7........................
      8........................
      9........................
    10.........................
    15.........................
    20.........................
    25.........................
    30.........................
    35.........................
    40.........................
    45.........................
    50.........................
    55.........................
    60.........................
    65.........................
    70.........................
    75.........................
    80.........................
 Age 65........................
 Age 70........................
Age 115........................

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCEITY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 0% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 0% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 4% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 4% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1
          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]

                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............  $                $                    $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 8% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 1

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 12% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............  $                 $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                          ASSUMING 12% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............  $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 0% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 0% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 4% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............   $                $                    $                  $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 4% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                                          GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                             AND GUARANTEED MAXIMUM EXPENSE CHARGES
                       PREMIUMS        ---------------------------------------------------
       END OF         ACCUMULATED      END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE         AT 5%         ACCUMULATED          SURRENDER             DEATH
        YEAR           PER YEAR           VALUE               VALUE              BENEFIT
--------------------- -----------      -----------         -----------         -----------
      1..............  $                 $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

                           ASSUMING 8% HYPOTHETICAL GROSS RETURN, NON-
                          GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                           AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                       ---------------------------------------------------
       END OF          END OF YEAR         END OF YEAR         END OF YEAR
     CERTIFICATE       ACCUMULATED          SURRENDER             DEATH
        YEAR              VALUE               VALUE              BENEFIT
---------------------  -----------         -----------         -----------
      1..............    $                   $                   $
      2..............
      3..............
      4..............
      5..............
      6..............
      7..............
      8..............
      9..............
    10...............
    15...............
    20...............
    25...............
    30...............
    35...............
    40...............
    45...............
    50...............
    55...............
    60...............
    65...............
    70...............
    75...............
    80...............
 Age 65..............
 Age 70..............
Age 115..............

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE

                          MALE AGE 35 AT LAST BIRTHDAY

                              DEATH BENEFIT TYPE 2

          INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $[    ]
                           NON-TOBACCO PREMIUM CLASS

                                                 ASSUMING 12% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,
                                                 AND GUARANTEED MAXIMUM EXPENSE CHARGES
                                 PREMIUMS     ---------------------------------------------
            END OF              ACCUMULATED    END OF YEAR     END OF YEAR     END OF YEAR
          CERTIFICATE              AT 5%       ACCUMULATED      SURRENDER         DEATH
             YEAR                PER YEAR         VALUE           VALUE          BENEFIT
------------------------------- -----------   -------------   -------------   -------------
      1........................  $              $               $               $
      2........................
      3........................
      4........................
      5........................
      6........................
      7........................
      8........................
      9........................
    10.........................
    15.........................
    20.........................
    25.........................
    30.........................
    35.........................
    40.........................
    45.........................
    50.........................
    55.........................
    60.........................
    65.........................
    70.........................
    75.........................
    80.........................
 Age 65........................
 Age 70........................
Age 115........................

                                 ASSUMING 12% HYPOTHETICAL GROSS RETURN, NON-
                                 GUARANTEED CURRENT COST OF INSURANCE CHARGES,
                                  AND NON-GUARANTEED CURRENT EXPENSE CHARGES
                                 ---------------------------------------------
            END OF                END OF YEAR     END OF YEAR     END OF YEAR
          CERTIFICATE             ACCUMULATED      SURRENDER         DEATH
             YEAR                    VALUE           VALUE          BENEFIT
-------------------------------  -------------   -------------   -------------
      1........................   $               $               $
      2........................
      3........................
      4........................
      5........................
      6........................
      7........................
      8........................
      9........................
    10.........................
    15.........................
    20.........................
    25.........................
    30.........................
    35.........................
    40.........................
    45.........................
    50.........................
    55.........................
    60.........................
    65.........................
    70.........................
    75.........................
    80.........................
 Age 65........................
 Age 70........................
Age 115........................

------------------------------
* In the absence of an additional premium, the Certificate would lapse.

The values illustrated assume the premium is paid at the beginning of the Certificate Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Certificate Year shown. They assume that no Certificate Loans or partial withdrawals have been made. Excessive Certificate Loans or partial withdrawals may cause this Certificate to lapse.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN WILL BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A CERTIFICATE HOLDER AMONG THE SUBACCOUNTS AND THE ACTUAL INVESTMENT PERFORMANCE OF THE FUNDS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO
NET ANNUAL RATES OF RETURN OF [    ]% ON A GUARANTEED BASIS AND [    ]% ON A
CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE SOCIETY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                [Table to be completed and filed by amendment.]

--------------------------------------------------------------------------------

APPENDIX B
--------------------------------------------------------------------------------

DEATH BENEFIT OPTIONS

        TYPE 1 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Certificate Debt. Under Type 1, a Certificate with a $100,000 Specified Amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Certificate exceeds $40,000, the death benefit will exceed the $100,000 Specified Amount. Each additional dollar added to Accumulated Value above $40,000 will increase the death benefit by $2.50. A Certificate with a $100,000 Specified Amount and an Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

    Similarly, so long as Accumulated Value exceeds $40,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $45,000 to $40,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $112,500 to $100,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Certificate.

    The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $100,000 Specified Amount unless the Accumulated Value exceeded approximately $54,054 (rather than $40,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).

        TYPE 2 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Certificate Debt. Under Type 2, a Certificate with a Specified Amount of $100,000 will generally provide a death benefit of $100,000 plus Accumulated Value. Thus, for example, a Certificate with an Accumulated Value of $5,000 will have a death benefit of $105,000 ($100,000 + $5,000); an Accumulated Value of $10,000 will provide a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Certificate exceeds $66,666, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $66,666 will increase the death benefit by $2.50. A Certificate with a Specified Amount of $100,000 and an Accumulated Value of $70,000 will provide a death benefit of $175,000 ($70,000 x 2.50); an Accumulated Value of $80,000 will provide a death benefit of $200,000 ($80,000 x 2.50).

    Similarly, any time Accumulated Value exceeds $66,666, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $80,000 to $75,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $200,000 to $187,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Certificate.

    The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the specified amount factor would be
    1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $100,000 unless the Accumulated Value exceeded $117,647 (rather than $66,666), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

ATTAINED AGE           SPECIFIED AMOUNT FACTOR
40 or younger                   2.50
41                              2.43
42                              2.36
43                              2.29
44                              2.22
45                              2.15
46                              2.09
47                              2.03
48                              1.97
49                              1.91
50                              1.85
51                              1.78
52                              1.71
53                              1.64
54                              1.57
55                              1.50
56                              1.46
57                              1.42
58                              1.38
59                              1.34
60                              1.30
61                              1.28
62                              1.26
63                              1.24
64                              1.22
65                              1.20
66                              1.19
67                              1.18
68                              1.17
69                              1.16
70                              1.15
71                              1.13
72                              1.11
73                              1.09
74                              1.07
75 to 90                        1.05
91                              1.04
92                              1.03
93                              1.02
94 to 114                       1.01
115                             1.00

--------------------------------------------------------------------------------

APPENDIX C
--------------------------------------------------------------------------------

MAXIMUM SURRENDER CHARGES

    The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as Certificate Years increase.
        Male, Non-Tobacco

                                                                    CERTIFICATE YEAR
ISSUE AGE              1          2          3          4          5          6          7          8          9          10
---------              --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
          10              13.09      13.03      12.98      11.98      10.98       9.98       8.99       7.99       6.99       5.99
          20              15.43      15.35      15.27      14.10      12.92      11.75      10.57       9.40       8.22       7.05
          30              19.07      18.90      18.73      17.29      15.85      14.41      12.97      11.53      10.09       8.64
          40              25.38      25.04      24.69      22.79      20.89      18.99      17.09      15.19      13.29      11.40
          50              36.27      35.53      34.78      32.10      29.43      26.75      24.08      21.40      18.73      16.05
          60              55.81      54.13      52.44      48.41      44.37      40.34      36.30      32.27      28.24      24.20
          70              55.14      52.84      50.57      46.68      42.79      38.90      35.01      31.12      27.23      23.34
          80              54.58      51.77      49.08      45.30      41.53      37.75      33.98      30.20      26.43      22.65

                                              CERTIFICATE YEAR
ISSUE AGE              11         12         13         14         15         16+
---------              --------   --------   --------   --------   --------   --------
          10               4.99       3.99       3.00       2.00       1.00       0.00
          20               5.87       4.70       3.52       2.35       1.17       0.00
          30               7.20       5.76       4.32       2.88       1.44       0.00
          40               9.50       7.60       5.70       3.80       1.90       0.00
          50              13.38      10.70       8.03       5.35       2.68       0.00
          60              20.17      16.14      12.10       8.07       4.03       0.00
          70              19.45      15.56      11.67       7.78       3.89       0.00
          80              18.88      15.10      11.33       7.55       3.78       0.00

                        Male, Tobacco

                                                                    CERTIFICATE YEAR
ISSUE AGE              1          2          3          4          5          6          7          8          9          10
---------              --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
          10                N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A
          20              17.66      17.55      17.43      16.09      14.75      13.41      12.07      10.73       9.39       8.04
          30              22.45      22.20      21.94      20.25      18.56      16.88      15.19      13.50      11.81      10.13
          40              30.95      30.44      29.92      27.62      25.32      23.02      20.71      18.41      16.11      13.81
          50              45.36      44.30      43.23      39.90      36.58      33.25      29.93      26.60      23.28      19.95
          60              55.71      53.94      52.18      48.17      44.15      40.14      36.12      32.11      28.10      24.08
          70              55.21      52.99      50.83      46.92      43.01      39.10      35.19      31.28      27.37      23.46
          80              54.98      52.57      50.26      46.39      42.53      38.66      34.80      30.93      27.06      23.20

                                              CERTIFICATE YEAR
ISSUE AGE              11         12         13         14         15         16+
---------              --------   --------   --------   --------   --------   --------
          10                N/A        N/A        N/A        N/A        N/A        N/A
          20               6.70       5.36       4.02       2.68       1.34       0.00
          30               8.44       6.75       5.06       3.38       1.69       0.00
          40              11.51       9.21       6.90       4.60       2.30       0.00
          50              16.63      13.30       9.98       6.65       3.33       0.00
          60              20.07      16.06      12.04       8.03       4.01       0.00
          70              19.55      15.64      11.73       7.82       3.91       0.00
          80              19.33      15.46      11.60       7.73       3.87       0.00

                        Female, Non-Tobacco

                                                                    CERTIFICATE YEAR
ISSUE AGE              1          2          3          4          5          6          7          8          9          10
---------              --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
          10              12.25      12.21      12.16      11.22      10.29       9.35       8.42       7.48       6.55       5.61
          20              14.33      14.26      14.18      13.09      12.00      10.91       9.82       8.73       7.64       6.54
          30              17.55      17.42      17.28      15.95      14.62      13.29      11.96      10.63       9.30       7.98
          40              22.82      22.56      22.30      20.58      18.87      17.15      15.44      13.72      12.01      10.29
          50              31.43      30.90      30.37      28.03      25.70      23.36      21.03      18.69      16.35      14.02
          60              46.58      45.36      44.13      40.74      37.34      33.95      30.55      27.16      23.76      20.37
          70              55.26      53.02      50.79      46.88      42.98      39.07      35.16      31.26      27.35      23.44
          80              54.35      51.30      48.36      44.64      40.92      37.20      33.48      29.76      26.04      22.32

                                              CERTIFICATE YEAR
ISSUE AGE              11         12         13         14         15         16+
---------              --------   --------   --------   --------   --------   --------
          10               4.68       3.74       2.81       1.87       0.94       0.00
          20               5.45       4.36       3.27       2.18       1.09       0.00
          30               6.65       5.32       3.99       2.66       1.33       0.00
          40               8.58       6.86       5.15       3.43       1.72       0.00
          50              11.68       9.34       7.01       4.67       2.34       0.00
          60              16.97      13.58      10.18       6.79       3.39       0.00
          70              19.53      15.63      11.72       7.81       3.91       0.00
          80              18.60      14.88      11.16       7.44       3.72       0.00

                        Female, Tobacco

                                                                    CERTIFICATE YEAR
ISSUE AGE              1          2          3          4          5          6          7          8          9          10
---------              --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
          10                N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A
          20              15.42      15.33      15.24      14.07      12.90      11.72      10.55       9.38       8.21       7.03
          30              19.25      19.08      18.91      17.46      16.00      14.55      13.09      11.64      10.18       8.73
          40              25.49      25.17      24.85      22.94      21.03      19.12      17.20      15.29      13.38      11.47
          50              35.34      34.71      34.08      31.46      28.84      26.22      23.59      20.97      18.35      15.73
          60              51.97      50.58      49.18      45.40      41.61      37.83      34.05      30.26      26.48      22.70
          70              55.27      53.05      50.84      46.93      43.02      39.11      35.20      31.29      27.38      23.46
          80              54.51      51.62      48.82      45.06      41.31      37.55      33.80      30.04      26.29      22.53

                                              CERTIFICATE YEAR
ISSUE AGE              11         12         13         14         15         16+
---------              --------   --------   --------   --------   --------   --------
          10                N/A        N/A        N/A        N/A        N/A        N/A
          20               5.86       4.69       3.52       2.34       1.17       0.00
          30               7.27       5.82       4.36       2.91       1.45       0.00
          40               9.56       7.65       5.73       3.82       1.91       0.00
          50              13.11      10.49       7.86       5.24       2.62       0.00
          60              18.92      15.13      11.35       7.57       3.78       0.00
          70              19.55      15.64      11.73       7.82       3.91       0.00
          80              18.78      15.02      11.27       7.51       3.76       0.00

                        Unisex, Non-Tobacco

                                                                    CERTIFICATE YEAR
ISSUE AGE              1          2          3          4          5          6          7          8          9          10
---------              --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
          10              12.92      12.87      12.81      11.82      10.84       9.85       8.87       7.88       6.90       5.91
          20              15.21      15.13      15.05      13.89      12.73      11.58      10.42       9.26       8.10       6.95
          30              18.76      18.60      18.43      17.01      15.59      14.18      12.76      11.34       9.92       8.51
          40              24.85      24.53      24.20      22.34      20.48      18.62      16.75      14.89      13.03      11.17
          50              35.25      34.56      33.85      31.25      28.64      26.04      23.43      20.83      18.23      15.62
          60              54.05      52.48      50.89      46.98      43.06      39.15      35.23      31.32      27.40      23.49
          70              55.19      52.93      50.69      46.79      42.89      38.99      35.09      31.19      27.29      23.40
          80              54.56      51.73      49.00      45.23      41.46      37.69      33.92      30.15      26.38      22.62

                                              CERTIFICATE YEAR
ISSUE AGE              11         12         13         14         15         16+
---------              --------   --------   --------   --------   --------   --------
          10               4.93       3.94       2.96       1.97       0.99       0.00
          20               5.79       4.63       3.47       2.32       1.16       0.00
          30               7.09       5.67       4.25       2.84       1.42       0.00
          40               9.31       7.45       5.58       3.72       1.86       0.00
          50              13.02      10.42       7.81       5.21       2.60       0.00
          60              19.57      15.66      11.74       7.83       3.91       0.00
          70              19.50      15.60      11.70       7.80       3.90       0.00
          80              18.85      15.08      11.31       7.54       3.77       0.00

                        Unisex, Tobacco

                                                                    CERTIFICATE YEAR
ISSUE AGE              1          2          3          4          5          6          7          8          9          10
---------              --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
          10                N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A        N/A
          20              17.21      17.10      16.99      15.68      14.38      13.07      11.76      10.46       9.15       7.84
          30              21.79      21.56      21.32      19.68      18.04      16.40      14.76      13.12      11.48       9.84
          40              29.79      29.33      28.86      26.64      24.42      22.20      19.98      17.76      15.54      13.32
          50              43.13      42.18      41.22      38.05      34.88      31.71      28.54      25.37      22.20      19.02
          60              55.80      54.13      52.46      48.42      44.39      40.35      36.32      32.28      28.25      24.21
          70              55.30      53.15      51.05      47.12      43.20      39.27      35.34      31.42      27.49      23.56
          80              54.93      52.44      50.03      46.18      42.33      38.48      34.64      30.79      26.94      23.09

                                              CERTIFICATE YEAR
ISSUE AGE              11         12         13         14         15         16+
---------              --------   --------   --------   --------   --------   --------
          10                N/A        N/A        N/A        N/A        N/A        N/A
          20               6.53       5.23       3.92       2.61       1.31       0.00
          30               8.20       6.56       4.92       3.28       1.64       0.00
          40              11.10       8.88       6.66       4.44       2.22       0.00
          50              15.85      12.68       9.51       6.34       3.17       0.00
          60              20.18      16.14      12.11       8.07       4.04       0.00
          70              19.63      15.71      11.78       7.85       3.93       0.00
          80              19.24      15.39      11.55       7.70       3.85       0.00

                                    PART II
                          UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.
                              RULE 484 UNDERTAKING
The Society shall indemnify each officer, director or employee, now or hereafter serving the Society, against the reasonable expenses, including attorneys fees, of any and all claims, liabilities, penalties, forfeitures and fines to which he or she may be or become subject by reason of having served in any such capacity, except as to matters as to which such director, officer or employee was guilty of gross negligence or misconduct in the performance of his or her duties. Such indemnification shall also extend to instances where at the request of the Society the individual serves as a director, officer, employee, trustee or agent of another enterprise. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                REPRESENTATIONS PURSUANT TO SECTION 26(e)(2)(A)
The Society represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Society.

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.

The Prospectus consisting of 68 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484.

Representations pursuant to Section 26(e)(2)(A). [to be filed by amendment.]

The signatures.

Written consents of the following persons [to be filed by amendment.]:

 C. Ernest Beane, Esquire.
 Messrs. Sutherland, Asbill & Brennan LLP
 Ernst & Young LLP, Independent Auditors.
Christopher G. Daniels, FSA, MAAA, Consulting Actuary.

The following exhibits:

    1.A.  1.   *Certified Resolution of the Board of Directors of the
                 Society establishing the Variable Account.
          2.   None.
          3.   (a) Distribution Agreement. (1)
          4.   None.
          5.   *(a) Certificate Form.
               *(b) Certificate Application.
               *(c) Cost of Living Increase Rider
               *(d) Waiver of Charges Rider
               *(e) Death Benefit Guarantee Rider
               *(f) Guaranteed Insurability Option Rider
               *(g) Accelerated Benefits Rider
          6.   (a) Articles of Incorporation of the Society. (1)
               (b) By-Laws of the Society. (1)
          7.   None.
          8.   None.
          9.   (a) Participation Agreement relating to American Century
                 Funds [to be filed by amendment.]
               (b) Participation Agreement relating to Dreyfus Variable
                 Investment Funds [to be filed by amendment.]
               (c) Participation Agreement relating to EquiTrust Variable
                 Insurance Series Fund [to be filed by amendment.]
               (d) Participation agreement relating to Fidelity Variable
                 Insurance Products Funds [to be filed by amendment].
               (e) Participation agreement relating to Franklin Templeton
                 Funds [to be filed by amendment].
               (f) Participation agreement relating to JP Morgan Series
                 Trust II [to be filed by amendment].
               (g) Participation agreement relating to Summit Pinnacle
                 Series [to be filed by amendment].
               (h) Participation agreement relating to T. Rowe Price Equity
                 Series, Inc. and T. Rowe Price International Series, Inc.
                 [to be filed by amendment].
               (i) Variable Products Compliance and Accounting Agreement
                 [to be filed by amendment.]
          10.  Form of Application (see Exhibit 1.A.(5)(c) above.)
    2.    Opinion and Consent of C. Ernest Beane, Esquire. [to be filed by amendment.]
    3.    Not Applicable.
    4.    Not applicable.
    5.    Not applicable.
    6.    Opinion and Consent of Christopher G. Daniels, FSA, MAAA,
            Consulting Actuary [to be filed by amendment.]
    7.    (a) Consent of Ernst & Young LLP. [to be filed by amendment.]
          (b) Consent of Messrs. Sutherland/Asbill & Brennan LLP. [to be
            filed by amendment.]
    8.    Memorandum describing the Society's conversion procedure
            (included in Exhibit 9 hereto).
    9.    Memorandum describing the Society's issuance, transfer and redemption procedures for the Certificate [to be filed by
            amendment.]
    10.   Powers of Attorney. (1)

------------------------

*   Attached as an exhibit.

(1) Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-63972) filed with the Securities and Exchange Commission on June 27, 2001.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Modern Woodmen of America Variable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Rock Island, State of Illinois, on the 11th day of September, 2001.

                                          Modern Woodmen of America
                                          Modern Woodmen of America Variable
                                          Account

                                          By:       /s/ CLYDE C. SCHOECK
                                             -----------------------------------
                                                      Clyde C. Schoeck
                                                         PRESIDENT
                                                  Modern Woodmen of America

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

                      SIGNATURE                                        TITLE                          DATE
                      ---------                                        -----                          ----
                /s/ CLYDE C. SCHOECK
     -------------------------------------------       President and Director [Principal       September 11, 2001
                  Clyde C. Schoeck                      Executive Officer]

                 /s/ GARY E. STOEFEN                   Treasurer, Investment Manager and
     -------------------------------------------        Director [Principal Financial          September 11, 2001
                   Gary E. Stoefen                      Officer]

                          *
     -------------------------------------------       National Secretary and Director         September 11, 2001
                 James V. Standaert                     [Principal Accounting Officer]

                 /s/ C. ERNEST BEANE
     -------------------------------------------       General Counsel and Director            September 11, 2001
                   C. Ernest Beane

                          *
     -------------------------------------------       Director                                September 11, 2001
                Dr. Charles A. Chance

                          *
     -------------------------------------------       Director                                September 11, 2001
                   Vernon L. Smith

                          *
     -------------------------------------------       Director                                September 11, 2001
                  Jerry F. Harbaugh

          *By:          /s/ C. ERNEST BEANE
       --------------------------------------
                   C. Ernest Beane
                  ATTORNEY-IN-FACT,
            pursuant to Power of Attorney